RECEIVED

2006 SEP -6 P 2:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BOMBRIL S.A.

São Paulo, September 01, 2006

06016554

SUPPL

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref: Bombril S.A.
No. CUSIP: 097929103
SEC F-6 File № 333-7350
12g32b # 823651

Gentleman/Madam:

We are enclosing some copies of Bombril's documents for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

- Official letter to BOVESPA (GAE/SAE 0041/06) – São Paulo Stock Exchange on January 12, 2006;
- Official letter to BOVESPA (GAE/SAE 0225/06) – São Paulo Stock Exchange on February 21, 2006;
- Official letter to BOVESPA (GAE/SER 651/06) – São Paulo Stock Exchange on April 13, 2006;
- Official letter to BOVESPA (GAE/SAE 1.313/06) – São Paulo Stock Exchange on May 29, 2006;
- Official letter to BOVESPA (GAE/SAE 1.388/06) – São Paulo Stock Exchange on June 13, 2006;
- Material Fact – March 15, 2006;
- Material Fact – June 23, 2006;
- Material Fact – July 24, 2006;
- Notice to the market – July 18, 2006;
- Consolidated Form – August 2005;
- Consolidated Form – September 2005;
- Consolidated Form – October 2005;
- Consolidated Form – November 2005;

PROCESSED

SEP 08 2006

THOMSON FINANCIAL

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

- Consolidated Form – December 2005;
- Consolidated Form – January 2006;
- Consolidated Form – February 2006;
- Consolidated Form – March 2006;
- Consolidated Form – April 2006;
- Consolidated Form – May 2006;
- Minutes of the Audit Committee's Meeting – June 12, 2006;
- Minutes of the Special General Meeting – July 7, 2006
- Minutes of the annual general meeting – April 28, 2006;
- Special General Meeting Notice – April 11, 2006;
- Special General Meeting Notice – June 22, 2006;
- Minutes of the Board of Directors´ Meeting – December 14, 2005;
- Minutes of the Board of Directors´ Meeting – January 19, 2006;
- Minutes of the Board of Directors´ Meeting – February 13, 2006;
- Minutes of the Board of Directors´ Meeting – March 27, 2006 – 10:00;
- Minutes of the Board of Directors´ Meeting – March 27, 2006 – 10:30;
- Minutes of the Board of Directors´ Meeting – March 27, 2006 – 11:30;
- Minutes of the Board of Directors´ Meeting – May 31, 2006;
- Minutes of the Board of Directors´ Meeting – June 07, 2006;
- Minutes of the Board of Directors´ Meeting – June 14, 2006;
- Minutes of the Board of Directors´ Meeting – July 07, 2006;
- Minutes of the Board of Directors´ Meeting – July 21, 2006;
- Individual and consolidated Financial Statements regarding years ended on December 31, 2005;

Sincerely,

ALEXANDRE HERMANN SANDE
Manager of Investors Relations

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

São Bernardo do Campo, January 12, 2006.

To

BOVESPA -São Paulo Stock Exchange
Attn.: Company Supervision Management
Nelson Barroso Ortega, Esq.

Ref.: Official Letter GAE/SAE 0041-06, of 01.11.2006.

Dear Sirs,

We do hereby refer to the captioned Official Letter, through which the São Paulo Stock Exchange - Bovespa requests explanations regarding the report disclosed in the newspaper Folha de São Paulo, edition of 01.11.2006, in which it states, among other news, that Bombril S.A. (hereinafter referred to as "Company") "shall present in the next days the balance sheet of *2005, with profits of approximately R$100 millions*".

In this regard, the Company clarifies that the net profit of nearly 100 million of Brazilian reais mentioned in the newspaper report, refers to the accumulated income until the Third Quarter of 2005, precisely of R$ 120.9 million, disclosed to CVM - Brazilian Securities Commission and BOVESPA - São Paulo Stock Exchange on November 10, 2005, and not to the profit of the year of 2005.

The Company is calculating the income of the financial year ended on 12.31.2005 and, once the auditing process is completed, its financial statements will be readily disclosed to the market, under the effective regulation.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

MANOEL FRANCISCO PIRES DA COSTA
Bombril S/A - Investor Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

São Bernardo do Campo, February 21, 2006.

To
BOVESPA -São Paulo Stock Exchange
Attn.: Company Supervision Management
Nelson Barroso Ortega, Esq.

Ref.: Official Letter GAE/SAE 0225-06, of 02.17.2006.

Dear Sirs,

We do hereby refer to the captioned Official Letter, through which the São Paulo Stock Exchange - Bovespa requests explanations regarding the report disclosed in the newspaper Valor Econômico, edition of 02.17.2006, in which it states, among other news, that *"the total volume of the company's overdue debts reached R$ 54.4 million in January of 2006, with a growth of 48% against December of the previous year "*.

In this regard, this is to clarify that the report disclosed in the newspaper "Valor Econômico", edition 02.17.06 was not based on sources authorized by Bombril S/A. We further inform that the Company's official data will be disclosed in the right time, when from the Balance Sheet publication, within the legal terms.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

MANOEL FRANCISCO PIRES DA COSTA
Bombril S/A – Investor Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

São Bernardo do Campo, April 13, 2006.

To **BOVESPA –São Paulo Stock Exchange**
Attn.: Company Relations Supervision
Jorge Antônio Tambucci, Esq.

Ref. Official Letter GAE/SER 651/06, of 04/11/2006

Dear Sirs,

In response to the abovementioned official letter, in which you request information if the distribution of some benefits to the shareholders will be proposed to the next Annual General Meeting of 04/28/2006, we do hereby inform that pursuant to item (i) of the Annual General Meeting's notice published by this Company, the destination of the proceeds will be object of resolution in the Annual General Meeting to be celebrated on April 28, 2006.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

Manoel Francisco Pires da Costa
Bombril S/A – Investor Relations Officer

with copy for CVM – Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado – Company Relations Supervisor
Mr. Waldir de Jesus Nobre – Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

São Bernardo do Campo, May 29, 2006.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Supervision Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE/SAE 1.313-06, of 05/26/2006

Dear Sirs,

We do hereby refer to the captioned official letter, through which the São Paulo Stock Exchange - Bovespa requests explanations regarding the report disclosed in Agência Estado - Broadcast, on 05/26/2006, concerning the following information: (i) the sales volume of the company, this year, shall increase around 10%, to 270 thousand tons of products; (ii) the expectation is that the revenue reaches R$ 954 million in 2006, and the target reaches an EBITDA of R$ 128 million.

As to the first matter, in fact, the estimates of the company for this year indicate growth in sales volume of around 10% against the year of 2005, as a result of a market recapture policy, besides a proper product portfolio, whose focus is not based on volumes, but on contribution margins.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

As to the second matter, regarding the revenue for 2006, the Company's estimates indicate a gross income of R$ 954 million, net income of approximately R$ 697 million and a Management EBITDA estimated over R$ 120 million.

Therefore, the information contained in the Annual Information forms - IAN, in the Group 14: "Estimates and Information", Chart 14.03: "Other information deemed as important for the Company's better understanding", is ratified.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

MANOEL FRANCISCO PIRES DA COSTA
Bombril S/A - Investor Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

São Bernardo do Campo, June 13, 2006.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Supervision Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE/SAE 1.388-06, of 06/13/2006

Dear Sirs,

We do hereby refer to the captioned official letter, through which the São Paulo Stock Exchange - Bovespa requires explanations regarding the report disclosed in the newspaper Gazeta Mercantil, edition 06/13/2006, under the headline "Judge orders end of intervention in Bombril".

Pursuant to the request, this is to inform you that Bombril S/A will await the subpoena of the judicial sentence that determined the closing of the Judicial administration, aiming at assessing its reach, dimension, terms and conditions.

After such formal awareness, we will return with the due information, including on the eventual legal acts fitting in kind, including possible interruption of the execution of the said sentence.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

MANOEL FRANCISCO PIRES DA COSTA
Bombril S/A - Investor Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MATERIAL FACT

Pursuant to the provisions in paragraph 4, article 157, Law no. 6.404/76 and in CVM (Brazilian Securities Commission) Directive no. 358 of January 3, 2002, **BOMBRIL S/A** (hereinafter referred to as "the Company"), does hereby inform publicly to its shareholders and the general market that, replacing Mr. José Paulo de Sousa, under the order entered by the judge of the 10th Lower Court of the Central Civil Courts - SP, on 03/02/2006, was appointed as Judicial Administrator of the Company, Mr. Marcelo Rossi Nobre.

São Bernardo do Campo (SP), March 15, 2006

Manoel Francisco Pires da Costa
Investor Relations Officer

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MATERIAL FACT

Pursuant to the provisions in paragraph 4, article 157, Law no. 6.404/76 and in CVM (Brazilian Securities Commission) Directive no. 358 of January 03, 2002, **BOMBRIL S/A** (hereinafter referred to as "the Company"), does hereby inform publicly to its shareholders and the general market as follows:

1. On June 08, 2006, through the order entered by the Distinct 4th Private Law House of the Supreme Court of the State of São Paulo, it was declared the closing of Judicial Administration in Bombril S/A, which is why the Special General Meeting was called, and it shall take place on July 7.

2. The Company clarifies that regardless of the abovementioned fact, it shall proceed in the normal course of its operations, in light of its commitment, responsibility and high level of relation with the general market.

São Bernardo do Campo (SP), June 23, 2006

Manoel Francisco Pires da Costa
Investor Relations Officer

Hilton de Brito Filho
Judicial Manager of Bombril Holding S/A

NEWCO INTERNATIONAL LIMITED
National Directory of Legal Entities (CNPJ) 07.223.327/0001-71

BOMBRIL S.A.	**BOMBRIL HOLDING S.A.**
Publicly Traded Company	In Judicial Recovery
CNPJ 50.564.053/0001-03	Publicly Traded Company
Company Registration Number (NIRE)	CNPJ 00.257.846/0001-01
35300099711	NIRE 35300155581

MATERIAL FACT

Pursuant to the provisions in paragraph 4, article 157, Law no. 6.404/1976 and article 2, sole paragraph, items I and II, CVM (Brazilian Securities Commission) Directive no. 358/2002, **Newco International Limited**, a company duly organized and existing under the laws of the British Commonwealth of the Bahamas, headquartered at Kings Court, Bay Street, PO Box no. 3944, Nassau, Bahamas (hereinafter referred to as "**Newco**"), **Bombril S.A.**, a publicly traded company headquartered in the City of São Bernardo do Campo, State of São Paulo, at Rod. Anchieta, Km 14 (hereinafter referred to as "**Bombril**") and **Bombril Holding S.A.**, a joint stock company headquartered in the Capital City of the State of São Paulo, at Av. Brigadeiro Faria Lima, n.º 1.234, 17º andar (hereinafter referred to as "**Bombril Holding**"), do hereby inform the following.

On May 29, 2006, the Judicial Recovery Plan of **Bombril Holding** was ratified by the Hon. Judge of the 2nd Bankruptcy and Judicial Recovery Court of the Capital City of the State of São Paulo (Process no. 583.00.2005.123223-8).

Pursuant to the said Judicial Recovery Plan, Cirio Finanziaria S.p.A., a company duly organized and exiting under the laws of Italy, headquartered in the City of Roma, Italy, at Via Augusto Valenziani, no. 10, currently under Extraordinary Administration process (*Amministrazione Straordinaria*) set under the Legislative Decree no. 270 of 1999, of the Republic of Italy, and parent company of **Bombril Holding**, trasferred to **Newco**, which has as object the interest in other companies, 4.307,759,548 registered shares, with no face value, of the issuance of **Bombril Holding**, representative of 86.7138% of its total capital, from which 2,184,034,095 are common shares, representative of 86.7138% of its voting capital, and 2,123,725,453 are preferred shares. Further pursuant to the Judicial Recovery Plan, **Bombril Holding**, a parent company of **Bombril**, transferred to **Newco** 8,467,414 book entry common shares of the issuance of **Bombril**, representative of 55% of its voting capital and of 20.78% of its total capital, waiting the appropriate effectiveness of the respective release in the depositary financial institution books of the book entry shares of the issuance of **Bombril**.

As such, **Newco** now holds the corporate control of **Bombril Holding** and **Bombril**.

Additionally, **Newco** informs that it does not intend, in the next 12 months, to promote the publicly traded company deregistration of **Bombril** and that, in such period, it shall analyze the possibility of proceeding the publicly traded company deregistration of **Bombril Holding**, provided that the company does not negotiate its shares in the securities market.

As the new shareholder of the parent company, **Newco** undertakes to act in order to make the companies realize their objects, subject to the shareholders, workers and consumers interest, thus meeting its social duty.

São Paulo, July 24, 2006.

Ronaldo Sampaio Ferreira
Director of Newco International Limited

Gustavo Hassum Ramos
Investor Relations Officer of Bombril S.A.

Vicente Liguori Neto
Investor Relations Officer of Bombril Holding S.A. – In Judicial Recovery

Sônia Santiago de Sousa
Officer of Bombril Holding S.A. – In Judicial Recovery

Hilton de Brito Filho
Judicial Manager of Bombril Holding S.A. – In Judicial Recovery

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

NOTICE TO THE MARKET

Pursuant to the provisions in the CVM (Brazilian Securities Commission) Directive 381/03, we do hereby notify to the Shareholders and the general market that the performance of the independent accountants before the company and its subsidiaries, in the year of 2005, related exclusively to the independent auditing services.

São Bernardo do Campo (SP), July 18, 2006.

Gustavo Hassum Ramos
CEO and Investor Relations

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **August 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.(1)

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,313	0.00912	0.00568
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	BB Banco de Investimento S/A	Sales	08	300	9.30	2.790
Shares	Preferred Shares	BB Banco de Investimento S/A	Purchase	09	100	9.09	909.00
Shares	Preferred Shares	BB Banco de Investimento S/A	Purchase	09	11	9.50	104.00
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,124	0.00838	0.00521

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				4,610	0.01818	0.01131
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	Picchioni	Sales	04	4,600	9.00	41,400.00
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				927	0.00366	0.00227
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				927	0.00366	0.00227

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **September 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,124	0.00838	0.00521
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,124	0.00838	0.00521

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0

Related People and Group	( ) Board of Directors			( ) Staff of Officers	(X) Audit Committee	( ) Advisory or Technical Bodies	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002

Company's Name: Bombril S/A							
Related People and Group	( ) Board of Directors			( ) Staff of Officers	( ) Audit Committee	(X) Advisory or Technical Bodies	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				927	0.00366	0.00227
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	Itautrade	Purchase	26	100	8.20	820.00
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,027	0.00405	0.00252

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **October 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares				2,124	0.00838	0.00521
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	BB Banco de Investimento S/A	Purchase	04	89	8.30	738.70
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares				2,213	0.00873	0.00543

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares				01	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares				01	0	0

<table>
<tr><td colspan="9">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="3">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td>(X) Audit Committee</td><td colspan="2">( ) Advisory or Technical Bodies</td></tr>
<tr><td colspan="9">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>10</td><td>0.00004</td><td>0.00002</td></tr>
<tr><td colspan="9">Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Purchase</td><td>04</td><td>4,000</td><td>8.20</td><td>32,000.00</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Purchase</td><td>05</td><td>700</td><td>8.00</td><td>5,600.00</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Sales</td><td>17</td><td>1,000</td><td>8.03</td><td>8,030.00</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Sales</td><td>18</td><td>1,000</td><td>8.00</td><td>8,000.00</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Sales</td><td>21</td><td>1,000</td><td>7.90</td><td>7,900.00</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Sales</td><td>26</td><td>1,400</td><td>8.00</td><td>11,200.00</td></tr>
<tr><td>Shares</td><td>Preferred Shares</td><td>Picchioni</td><td>Sales</td><td>27</td><td>300</td><td>7.81</td><td>2,343.00</td></tr>
<tr><td colspan="9">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>10</td><td>0.00004</td><td>0.00002</td></tr>
</table>

<table>
<tr><td colspan="9">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="3">( ) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td>( ) Audit Committee</td><td colspan="2">(X) Advisory or Technical Bodies</td></tr>
<tr><td colspan="9">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>1,027</td><td>0.00405</td><td>0.00252</td></tr>
<tr><td colspan="9">Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="9">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>1,027</td><td>0.00405</td><td>0.00252</td></tr>
</table>

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **November 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.(1)

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,213	0.00838	0.00521
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,213	0.00873	0.00543

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0

Related People and Group	( ) Board of Directors	( ) Staff of Officers	(X) Audit Committee	( ) Advisory or Technical Bodies			
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002

Company's Name: Bombril S/A							
Related People and Group	( ) Board of Directors	( ) Staff of Officers	( ) Audit Committee	(X) Advisory or Technical Bodies			
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,027	0.00405	0.00252
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,027	0.00405	0.00252

Company's Name: Bombril Holding S/A

Related People and Group	( ) Board of Directors	( ) Staff of Officers	( ) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **December 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
						Interest %	
Securities / Derivative	Securities Characteristics (2)				Quantity	Same Kind/ Class	Total
Shares	Preferred Shares				2,213	0.00838	0.00521
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
						Interest %	
Securities / Derivative	Securities Characteristics (2)				Quantity	Same Kind/ Class	Total
Shares	Preferred Shares				2,213	0.00873	0.00543

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
						Interest %	
Securities / Derivative	Securities Characteristics (2)				Quantity	Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
						Interest %	
Securities / Derivative	Securities Characteristics (2)				Quantity	Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0

Related People and Group	( ) Board of Directors			( ) Staff of Officers		(X) Audit Committee	( ) Advisory or Technical Bodies	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day		Quantity	Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					1,027	0.00405	0.00252
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day		Quantity	Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					1,027	0.00405	0.00252

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **January 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,213	0.00838	0.00521
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,213	0.00873	0.00543

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Related People and Group	( ) Board of Directors				( ) Staff of Officers	(X) Audit Committee		( ) Advisory or Technical Bodies
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002

Company's Name: Bombril S/A								
Related People and Group	( ) Board of Directors				( ) Staff of Officers	( ) Audit Committee		(X) Advisory or Technical Bodies
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					611	0.00140	0.00252
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					611	0.00140	0.00252

Company's Name: Bombril Holding S/A

Related People and Group	( ) Board of Directors	( ) Staff of Officers	( ) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **February 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

<table>
<tr><td colspan="8">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">(X) Board of Directors</td><td colspan="2">( ) Staff of Officers</td><td>( ) Audit Committee</td><td colspan="2">( ) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>2,213</td><td>0.00838</td><td>0.00521</td></tr>
<tr><td colspan="8">Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>2,213</td><td>0.00873</td><td>0.00543</td></tr>
</table>

<table>
<tr><td colspan="8">Company's Name: Bombril S/A</td></tr>
<tr><td>Related People and Group</td><td colspan="2">( ) Board of Directors</td><td colspan="2">(X) Staff of Officers</td><td>( ) Audit Committee</td><td colspan="2">( ) Advisory or Technical Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>00</td><td>0</td><td>0</td></tr>
<tr><td colspan="8">Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)</td></tr>
<tr><td>Securities / Derivative</td><td>Securities Characteristics (2)</td><td>Intermediary</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Securities / Derivative</td><td colspan="4" rowspan="2">Securities Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">Interest %</td></tr>
<tr><td>Same Kind/ Class</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred Shares</td><td>00</td><td>0</td><td>0</td></tr>
</table>

Related People and Group	( ) Board of Directors	( ) Staff of Officers	(X) Audit Committee	( ) Advisory or Technical Bodies

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	10	0.00004	0.00002

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	10	0.00004	0.00002

Company's Name: Bombril S/A

Related People and Group	( ) Board of Directors	( ) Staff of Officers	( ) Audit Committee	(X) Advisory or Technical Bodies

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	611	0.00140	0.00252

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	611	0.00140	0.00252

Company's Name: Bombril Holding S/A

Related People and Group	( ) Board of Directors			( ) Staff of Officers		( ) Audit Committee		( ) Advisory or Technical Bodies
Initial Balance								
Securities/ Derivatives	Securities Characteristics (2)					Quantity	Interest % Same Kind/ Class	Interest % Total
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
			Purchase					
			Purchase Total					
			Sales					
			Sales Total					
Final Balance								
Securities/ Derivatives	Securities Characteristics (2)					Quantity	Interest % Same Kind/ Class	Interest % Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **March 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,212	0.00872	0.00543
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,212	0.00872	0.00543

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Related People and Group	( ) Board of Directors		( ) Staff of Officers		(X) Audit Committee		( ) Advisory or Technical Bodies
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10	0.00004	0.00002

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**		**(X) Advisory or Technical Bodies**
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				611	0.0024	0.0015
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	Itaútrade	Purchase	21	100	6.96	696.00
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				711	0.0028	0.0017

Company's Name: Bombril Holding S/A								
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities/ Derivatives	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)	
			Purchase					
			Purchase Total					
			Sales					
			Sales Total					
Final Balance								
Securities/ Derivatives	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **April 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,002	0.00789	0.00491
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,002	0.00789	0.00491

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Related People and Group	( ) Board of Directors			( ) Staff of Officers		(X) Audit Committee	( ) Advisory or Technical Bodies	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day		Quantity	Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002

Company's Name: Bombril S/A								
Related People and Group	( ) Board of Directors			( ) Staff of Officers		( ) Audit Committee	(X) Advisory or Technical Bodies	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					611	0.0024	0.0015
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day		Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	Itaútrade	Purchase	21		100	6.96	696.00
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					711	0.0028	0.0017

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **May 2006** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A				
Related People and Group	**(X) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	2,002	0.00789	0.00491

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares		Exit of Director	08	0	0	0

Final Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	2,001	0.00789	0.00491

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	00	0	0

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	00	0	0

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**(X) Audit Committee**		**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					10	0.00004	0.00002
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day		Quantity	Price	Volume (R$) (3)
Share	Preferred Share		Exit of the Council	07		0	0	0
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					0	0.00000	0.00000

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**		**(X) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					711	0.0028	0.0017
Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day		Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	Itaútrade	Purchase	19		92	9.00	828.00
Shares	Preferred Shares		Admission	10		1	8.70	8.70
Shares	Preferred Shares		Donation	02		1	7.90	7.90
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					805	0.0031	0.0019

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Movement - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity times price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE AUDIT COMMITTEE'S MEETING CELEBRATED ON JUNE 12, 2006

DATE, TIME AND PLACE: On June 12, 2006, at 09:30 a.m., in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte.

ATTENDANCE: The Fiscal Directors: Alfredo Luiz Buso, Edmundo de Macedo Soares e Silva Filho, Edson Manabu Kubagawa, José Carlos de Brito e Cunha and José Geraldo Fogolin were present at the meeting.

MANAGING BOARD: Alfredo Luiz Buso (Chairman), Daniela Rondinelli Capani (Secretary).

NOTICE: Waived due to the attendance of the total members of the Audit Committee.

AGENDA: 1) Examination of the Waiver forwarded by the Audit Committee's Alternate, Mr. Marcelo Cheyne Rocha.

RESOLUTIONS UNANIMOUSLY ADOPTED: The Directors acknowledged the waiver letter presented by the Audit Committee's alternate, Mr. Marcelo Cheyne Rocha, and the alternate office shall remain vacant until the appointment for the deputy member, which shall timely occur.

TERMINATION: There being no further business to be considered, these minutes were drawn up, being read, passed and signed by all the present members. São Bernardo do Campo, June 12,2006. (aa) Alfredo Luiz Buso, Edmundo de Macedo Soares e Silva Filho, Edson Manabu Kubagawa, José Carlos de Brito e Cunha and José Geraldo Fogolin.

Alfredo Luiz Buso - Chairman

Daniela Rondinelli Capani – Secretary

Edmundo de Macedo Soares e Silva Filho

Edson Manabu Kubagawa

José Carlos de Brito e Cunha

José Geraldo Fogolin

Alfredo Luiz Buso

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON DECEMBER 14, 2005 – 2:00 P.M.

DATE, TIME AND PLACE: On December 14, 2005, at 2:00 p.m., in the headquarters, in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14.

ATTENDANCE: The Directors, Messrs. ANTONIO CARLOS TURAZZA, ISAAC FERREIRA DA SILVA, IVAN GONÇALVES RIBEIRO GUIMARÃES, JOSE EDSON BACELLAR JUNIOR, JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: All members of the Board of Directors were notified according to the provisions contained in paragraphs 1, 2 and 3 of the By-laws.

AGENDA

1) Discussion and Analysis of the Budget Forecasting – Budget 2006

The Chairman of the Board of Directors, Mr. Valmir Marques Camilo, called on Mr. Cláudio Del Valle, Supervisor Officer of the Company, to present the Budget Forecasting – 2006. Each Director previously received the material for analysis, through electronic file, via e-mail. Even so, a printed material on the Budget 2006 is hereby given for each Director,

composed by 25 pages. Sequentially, a presentation with detailed, individual and analytical description of each graphic and each statement was made. From the Budget 2006, it can be highlighted as main points, the following: a) The Gross Revenue grows 12.3% against 2005 and 62.5% against 2004; b) The volume, year on year, grows 10%, but actually we are basically reproducing the profile of the second semester; c) the Gross Margin is in the order of 57.7% on the Net Revenue, that is, 11 percentage points above the year 2004; d) Freights and Trade Agreements are maintained in the level of 14.1% on the Net Revenue, against 16.4% in 2005; e) The Advertising Investments shall be in the order of R$ 49 million, maintaining the same relation with the Net Revenue observed in 2005; f) the Fixed Expenses present a more expressive growth, mainly by the human resources valuation policy, expressed in actual increases, benefits and trainings; g) The Financial Expenses are below the year 2005, due to a new indebtness profile with the participation of medium-term resources and more attractive rates; h) The Personnel Chart presents a growth of only 1% against October/2005; i) The Industrial Investments shall reach the order of R$ 21,6 million, 70% of which directly in the Plants; j) The Cash Flow for 2006 indicates that the company shall meet all its commitments, keeping itself in indebtness levels compatible with its short and medium-term potential; l) The Net Profit expected for 2006 shall not be so significant, even with the great operational performance, due to adverse exchange and financial effects, with increasing exchange rate regarding 2005; m)The proposal is to reach an EBITDA in 2006, equivalent to 20.1% of the net revenue, against 17.2% of the net revenue in 2005 and 6.3% of the net revenue in 2004; n) To keep for the year 2006 the same strategic management of human resources and the variable remuneration policy, implanted in the *company* in 2005, with automatic bonus payment per performance, provided that, the objectives were met and the target were reached of each quarter of the Budget 2006. After the analysis and discussions about the numbers and strategies, the doubts aroused by the Directors were clarified. The Directors understand that it has come the moment to emphasize the product steel wool, for share

retaking, directing that product as an anchor regarding the other products, for being a traditional product. As a strategy, additionally, the campaign shall occur with the rehiring of the actor Carlos Moreno, the Poster Boy of Bombril. The Directors also understand that the prices shall not be altered and the production volume shall not be increased, focusing on the margin increase. Director Antonio Carlos Turazza said that the major finality of the judicial management is only to guard the shareholders' interest, generating value, in an observant and moderate way, keeping the corporate/legal restructure. It is proposed that the steel wool volume for the year 2006 be identical from the year 2005. Director Ivan understands that regarding the most traditional product of the company, a decision methodically correct shall be taken. Chairman Valmir understand that the price shall be maintained, with a drastic reduction in the trade agreements, and in the future, if it bears the volume increase, we shall make a quarterly review in the budget, with a short-term management. Regarding the other products, a close follow-up shall be made, slowly awaiting the investment return made in P&P. Chairman Valmir Marques Camilo considered that, *"when the managers are under the cover of a judicial management, and still, that for the construction of that Budget 2006, the view is more realist and reliable, because it was molded in a larger period of management, opposed to what happened when the Budget 2005 was approved. Thus, diligence was requested by the members of the Staff of Officers and Board of Directors, in order to create a single view, for next year, as it is necessary to have targets and generate proceeds; with an integration among the agencies of that management, incorporating the sustainability perspective among the strategic planning, the management everyday, the process of decision taking".* **RESOLUTION:** Fully passed, with all proposed strategies.

TERMINATION OF THE WORKS AND MINUTES DRATFING: There being no further business to be considered, the opportunity to speak was given to whoever wished, and having no one manifested, the works were suspended for the time necessary for the

drafting of these minutes. As the session was reopen, these minutes were read, conferred, passed, agreed, being signed by all the present members. (aa) ANTONIO CARLOS TURAZZA, ISAAC FERREIRA DA SILVA, IVAN GONÇALVES RIBEIRO GUIMARÃES, JOSE EDSON BACELLAR JUNIOR, JOSÉ FERAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO.

São Bernardo do Campo, December 14, 2005.

Signed: [illegible signature]
Name: VALMIR MARQUES CAMILO
Title: Chairman

Signed: [illegible signature]
Name: REINALDO ABUD
Title: Secretary

Directors:

Signed: [illegible signature]
Name: ANTONIO CARLOS TURAZZA

Signed: [illegible signature]
Name: IVAN GONÇALVES RIBEIRO GUIMARÃES

Signed: [illegible signature]
Name: ISAAC FERREIRA DA SILVA

Signed: [illegible signature]
Name: JOSE EDSON BACELLAR JUNIOR

Signed: [illegible signature]
Name: JOSÉ FERRAZ FERREIRA FILHO

Signed: [illegible signature]
Name: VALDER VIANA DE CARVALHO

Signed: [illegible signature]
Name: VALMIR MARQUES CAMILO

BOMBRIL S/A

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON JANUARY 19, 2006 – 5:00 P.M.

DATE, TIME AND PLACE: On January 19, 2006 – 5:00 p.m., at the headquarters, in the city of São Bernardo do Campo, State of São Paulo – at Via Anchieta, km 14.
ATTENDANCE – the Directors ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA, hereby represented by their attorney-in-fact VALMIR MARQUES CAMILO (attached copy), JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO.
ABSENT: JOSÉ EDSON BACELLAR JUNIOR (justified).

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Sara Santos Almeida (Secretary)

NOTICE: The notice for the members of the Board of Directors was carried out, in the Board of Directors' Meeting of January 11, 2006 – 01:00 p.m.– at Bombril S/A in S.B.Campo.

AGENDA:

1) Replacement of Members of the Executive Staff of Bombril S/A – under article 16, item "b" of the Company's By-laws -
As the meeting was initiated by Mr. Valmir Marques Camilo, chairman of the Board of Directors, the present Directors discussed about the convenience or not of the maintenance of Mr. José Edson Bacellar Júnior in the double function of member of the Board of Directors and Chairman of the Staff of Officers of the Company, as repeated times Mr. José Bacellar manifested his interest in continuing in the Board of Directors.
RESOLUTION: it was unanimously passed by the present members, under article 16, item "b" of the By-laws, the removal of Mr. José Edson Bacellar Júnior from the office of Chairman of the Executive Staff. Sequentially, the current Supervisor Officer, Mr. Cláudio Del Valle, Brazilian citizen, married, manager, resident and domiciled at Av. Dr. Altino Arantes, n. 620, apto 01 – Bairro Mirandópolis, City of São Paulo, State of São Paulo, bearer of the Identification Card (RG) no 4.668.389 SSP-SP and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 535.132.748-15, was unanimously elected by the present members for the office of CEO, to execute the term of office up to November 3, 2006. The Directors of the Board decided to keep vacant the office of Supervisor Officer, until the selection process is completed, and applying, if necessary, the provisions established in article 18 of the By-laws of Bombril S/A. The Staff of Officers is hereinafter composed by: CEO: **Cláudio Del Valle**; Supervisor Officer: (vacant); CFO: **Carlos Roberto Dontal**, both with the term of office's effective date up to November 3, 2006; and Investor Relations Officer: **Manoel Francisco Pires da Costa**, with the term of office's effective date up to 08/30/2006.

TERMINATION OF THE WORKS AND MINUTES DRAFTING: There being no further business to be considered, the opportunity to speak was given to whoever wished, and having no one manifested, the works were suspended for the time necessary for the drafting of these minutes. As the session was reopen, these minutes were read, conferred, passed, agreed, being signed by all the present members. (aa) ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA (by proxy), JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO. São Bernardo do Campo, January 19, 2006.

This is a true copy of the minutes drawn up and signed in own book.

SARA SANTOS ALMEIDA - Secretary

BOMBRIL S/A

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON MARCH 27, 2006 – 10:00 A.M.

DATE, TIME AND PLACE: On March 27, 2006 – 10:00 a.m., at the headquarters, in the city of São Bernardo do Campo, State of São Paulo – at Via Anchieta, km 14.
ATTENDANCE – the Directors ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA, JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO. The judicial manager, Mr. Marcelo Rossi Nobre.
MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).
NOTICE: The notice for the members of the Board of Directors was carried out, according to the provisions contained in paragraphs 1, 2 and 3, article 15 of the By-laws.

AGENDA:

1) Ratification of the Waiver Request from the Office of Director of the Board of Bombril S/A presented by José Edson Bacellar Júnior –
The Chairman of the Board of Directors, Mr. Valmir Marques Camilo, read to the present members the waiver letter written by Mr. José Edson Bacellar Júnior regarding the office of member of the Board of Directors of Bombril S/A, filed in the company's headquarters on March 07 p.p., sent to the Chairman of the Board of Directors of Bombril S/A, the Judicial Manager and the Trade Board of the State of São Paulo (JUCESP). The Board ratifies the presented waiver request.
2) Election of the Supervisor Officer of Bombril S/A
The subject was initiated by the Chairman Valmir Marques Camilo, among the present members, Mr. Vinicius Pergamo, with double citizenship – Brazilian and Italian citizen, divorced, engineer, addressed at Estrada Carlos Queiroz Telles, 81 – apto. 31 TM Morumbi – São Paulo – SP, CEP 05704-150, bearer of the Identification Card (RG) no. 5.485.794 - SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 011.314.048-74, was elected as Supervisor Officer. The deed of installment shall be signed in legal term. **The Staff of Officers is hereinafter composed by: Cláudio Del Valle: CEO; Vinicius Pergamo: Supervisor Officer; Élcio da Motta Silveira Bueno: CFO; Carlos Roberto Dontal – Officer of Financial Institution Relations and Fernando Simioni Junior – Business Officer,** all with term of office's effective date up to November 3, 2006; **and Manoel Francisco Pires da Costa – Investor Relations Officer,** with term of office's effective date up to 08/30/2006.
TERMINATION OF THE WORKS AND MINUTES DRAFTING: There being no further business to be considered, the opportunity to speak was given to whoever wished, and having no one manifested, the works were suspended for the time necessary for the

drafting of these minutes. As the session was reopen, these minutes were read, conferred, passed, agreed, being signed by all the present members. (aa) ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA, JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO.São Bernardo do Campo, March 27, 2006.

This is a true copy of the minutes drawn up and signed in own book.

REINALDO ABUD – Secretary

BOMBRIL S/A

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON MARCH 27, 2006 – 10:30 A.M.

DATE, TIME AND PLACE: On March 27, 2006 – 10:30 a.m., at the headquarters, in the city of São Bernardo do Campo, State of São Paulo – at Via Anchieta, km 14.
ATTENDANCE – the Directors of the Board, Messrs. ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA, JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO. The Fiscal Directors, Messrs. ALFREDO LUIZ BUSO, EDMUNDO DE MACEDO SOARES E SILVA FILHO, EDSON MANABU KUBAGAWA, JOSÉ CARLOS DE BRITO E CUNHA and JOSÉ GERALDO FOGOLIN, under paragraph 3, article 163, Law no. 6.404/76. The judicial manager, Mr. Marcelo Rossi Nobre, Messrs. Cláudio Del Valle and Isaias de Oliveira Pinto, respectively, CEO and Manager of the Parent Company of Bombril S/A., Messrs., Ribas Gomes Simões and Daniel Gomes Maranhão Júnior, representatives of BDO TREVISAN Auditores Independentes, Regional Accounting Council (CRC) no. 2SP013439/O-5.
MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).
NOTICE: The notice for the members of the Board of Directors was carried out, according to the provisions contained in paragraphs 1, 2 and 3, article 15 of the By-laws.

AGENDA:

1) Analysis of the Financial Statements of Bombril S/A ended on 12/31/2005 – Opinion of the Accountant and Board of Directors' Report
Preliminarily, The Standard Financial Statements ended on 12/31/2005 were analyzed. The Chairman of the Board of Directors, Mr. Valmir Marques Camilo called on Mr. Isaias de Oliveira Pinto, Manager of the Controllership of Bombril S/A, who currently executes the reading of the Board of Directors' Report; sequentially he indicated the collocation referring to the Balance Sheet, with analytical explanation to the Directors so that they could examine and afterwards discuss on all points of the individual and consolidated Balance Sheet of Bombril S/A and its subsidiaries, drawn up on December 31, 2005, of the respective individual and consolidated statements of the proceeds, changes of the net equity (unsecured liability) and origins and applications of the resources corresponding to the year ended on that date. The explicative notes were read and analyzed. Sequentially, the Independent Accountants' Report was presented by Messrs. Ribas Gomes Simões and Daniel Gomes Maranhão Júnior, representatives of BDO TREVISAN Auditores Independentes. The members of the Audit Committee shall request to the Board of Directors that the reasonable measures be taken before the Italian justice, to obtain regular certification of Bombril Overseas Inc's documents, so that the qualification regarding it may be extracted, which exists in the Balance Sheet of Bombril S/A. In this regard, the Accountants clarified the present members' doubts. The Chairman of the

Board of Directors, Mr. Valmir Marques Camilo, understand that the best efforts shall be sent in order to find a final solution for the issue, finding a definitive alternative, at risk, of stating once again that qualification in the next Balance Sheet. The members of the Audit Committee and Board of Directors, respectively, made a speech with their remarks on the issue of Bombril Overseas Inc., all with the sole objective of withdrawing the existing qualification. The execution of the due changes was suggested in the composition of item 7 of the Accountants' Opinion, for the better understanding of the readers. Director Ferraz requests that thanks for the shareholders should be added, due to the support to the company. Director Valder pointed out the disclosure of the numbers presented, due to the share grouping. In that moment, the Fiscal Directors exited the meeting in order to issue an opinion regarding the agenda. **RESOLUTION**: The Board of Directors passes the Financial Statements of Bombril S/A ended on 12/31/2005, the Accountants' Opinion, the Board of Directors' Report, as they were presented and discussed, with due and regular forwarding to be sent to analysis, discussion and approval before the Annual General Meeting set to April 28, 2006. Usual notices under article 133, Law no. 6.404/76, and article 16, I, items "a" and "b" of the CVM Directive no. 202.

TERMINATION OF THE WORKS AND MINUTES DRAFTING: There being no further business to be considered, the opportunity to speak was given to whoever wished, and having no one manifested, the works were suspended for the time necessary for the drafting of these minutes. As the session was reopen, these minutes were read, conferred, passed, agreed, being signed by all the present members. (aa) ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA, JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO.

São Bernardo do Campo, March 27, 2006.

This is a true copy of the minutes drawn up and signed in own book.

REINALDO ABUD – Secretary

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON MARCH 27, 2006 – 11:30 A.M.

DATE, TIME AND PLACE: On March 27, 2006, at 11:30 a.m., in the headquarters, in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14.

ATTENDANCE: The Directors, Messrs. ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, ISAAC FERREIRA DA SILVA, JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO. The judicial manager, Mr. Marcelo Rossi Nobre, Cláudio Del Valle: CEO; Élcio da Motta Silveira Bueno: CFO; Carlos Roberto Dontal – Officer of Financial Institution Relations; Fernando Simioni Junior - Business Officer, and Manoel Pires da Costa – Investor Relations Officer.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: The members of the Board of Directors were notified according to the provisions contained in paragraphs 1, 2 and 3, article 15 of the By-laws.

AGENDA

1) Management Report of Bombril S/A – January and February 2006 -

The Chairman of the Board of Directors, Mr. Valmir Marques Camilo, called on Mr. Cláudio Del Valle, Supervisor Officer of the Company, to make a speech. It was presented the actual evolution of the Revenue of January and February, compatible with January and February of 2005. There was adequacy for March and forecast for the next months. On price and cost evolution, the Chairman reaffirms the need of modification on the number information, so that there is transparency and an exact notion of those numbers. The Chairman of the Board of Directors claims that, although there was gain in the production cost, the increase of the Sales Price Cost (CPV) implicates all that gain. He reaffirmed for the Board all the commitment of reducing the sales cost, at last year levels, especially in steel wool, due to the increase of that product's CPV, comparing February 2005 and February 2006. The focus is required to return to the main product of the company – the steel wool, provided that we cannot spend our reserves with the acquisition of chemical product marketshare, as not to compromise the income of steel wool sales. That income cannot subside the increase in the volume cost of the other products. We will search another type of advertising, focusing on the steel wool. Director Turaza pointed out that there was a strategy error when buying marketshare, based on the sales volume in steel wool and on Ebitda. The matters of the trade agreements were approached. The Board of Directors requests to all present Staff of Officers, to present from time to time the evolution in sales, always aiming at the improvement in sales quality of our products, especially because we have a strong brand. Chairman Valmir Marques Camilo requests detailed analysis and enhanced attention relating the reports' numbers. The contribution margin per category was presented. Director Turazza reaffirms the search for a healthy Ebitda, because the company is qualified, and with that occurring, the financial institutions shall naturally return. **RESOLUTION:** The Board is acknowledged.

2) Review of Budget 2006 of Bombril S/A

Firstly, before the discussion of the subject is initiated, Chairman Valmir Marques Camilo emphasized that the Board of Directors requested to the Executive Staff that this work were prepared, due to the reading performed over January and February of 2006, having as basic assumptions the review and the repositioning of volumes, for a budget readequacy before the current market situation, as well as the objectives may be met and the targets reached, of each quarter of the Budget 2006. Director Turazza requested the new Supervisor Officer to be aware of the Budget 2006, and this Review, emphasizing that when regarding the approval of this budget, the condition that it was reviewed quarterly was qualified, especially in the business, sales target and marketing areas. Sequentially, Mr. Cláudio Del Valle, CEO of the company, presented with analytical statement, chart to chart comparative, summary of the Budget 2006 forecast, economic assumptions. Director Turazza requested the Business Staff to search the market again along with the Northeast region, of all lost market, regarding the steel wool. He also requested table correction related to the cost percentage of the raw materials for 2006, as not to exist an impact in the trade agreements, especially related to the steel wool. He further pointed out that the autofinancing shall occur due to healthy sales, with income. Chairman Valmir Marques Camilo determined that it shall hereinafter be executed an effective follow-up in the steel wool marketshare.

RESOLUTION: Review passed, and the new review shall occur in June 2006.

TERMINATION OF THE WORKS AND MINUTES DRATFING: There being no further business to be considered, the opportunity to speak was given to whoever wished, and having no one manifested, the works were suspended for the time necessary for the drafting of these minutes. As the session was reopen, these minutes were read, conferred, passed, agreed, being signed by all the present members. (aa) ANTONIO CARLOS TURAZZA, IVAN GONÇALVES RIBEIRO GUIMARÃES, JOSÉ FERAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO.

São Bernardo do Campo, March 27, 2006.

Signed: [illegible signature]
Name: VALMIR MARQUES CAMILO
Title: Chairman

Signed: [illegible signature]
Name: REINALDO ABUD
Title: *Secretary*

Directors:

Signed: [illegible signature]
Name: ANTONIO CARLOS TURAZZA

Signed: [illegible signature]
Name: IVAN GONÇALVES RIBEIRO GUIMARÃES

Signed: [illegible signature]
Name: ISAAC FERREIRA DA SILVA

Signed: [illegible signature]
Name: JOSÉ FERRAZ FERREIRA FILHO

Signed: [illegible signature]
Name: VALDER VIANA DE CARVALHO

Signed: [illegible signature]
Name: VALMIR MARQUES CAMILO

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON MAY 31, 2006

DATE, TIME AND PLACE: On May 31, 2006, at 10:00 a.m., in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte..

ATTENDANCE: The Directors **Antonio Carlos Turazza, Dante Gallian Neto, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo, Oscar Spessoto** were present at the meeting. Absent: Valmir Marques Camilo.

MANAGING BOARD: Dante Gallian Neto (Chairman), Daniela Rondinelli Capani (Secretary).

NOTICE: Carried out under Paragraph 5, Article 15 of the By-laws.

AGENDA: 1) Installation of the Board of Directors of Bombril S/A and entrance into office of its respective members; 2) Election of the Chairman of the Board of Directors of Bombril S/A, under article 13, paragraph 1 of the Company's By-laws; 3) Approval of the Quarterly Information (ITR) regarding the first quarter of the year 2006; 4) Other subjects of general interest.

RESOLUTIONS: **1)** The meeting was initiated, the Directors already vested in their offices proceeded the resolutions regarding the agenda; **2)** Under article 13, paragraph 1 of the Company's By-laws, the members of the Board of Directors unanimously elected by voting Mr. *Dante Gallian Neto,* as the Chairman of the Board of Directors; **3)** Regarding the ITR, Director Antonio Carlos Turazza remarked on some items, requesting explanations. The participation of Mr. Isaías Oliveira Pinto was requested, in order to clarify the points indicated by the Board. After the explanations, the Board of Directors unanimously passed the ITR regarding the 1st quarter of 2006, ratifying the information submittal by the Staff of Officers to the Brazilian Securities Commission (CVM) pursuant to legal terms; **4)** General Subjects: **(i)** The media plan regarding June for the campaign with Carlos Moreno was discussed, and unanimously passed by all present members; **5)** By the Chairman of the Board, Mr. Dante Gallian Neto, it was discussed that the Board of Directors acknowledged the readequacy need of specific areas of the Company, especially the business area, pointing out the importance of adopting immediate measures, aiming at the implementation of new policies. Thus, the removal of Officers Élcio da Motta Silveira Bueno – CFO and Fernando Simioni – Business Officer was discussed, which was unanimously passed by the present members. The financial staff shall be merged with the staff of financial institution relations, under the responsibility of Mr. Carlos Roberto Dontal, who shall retake the office of CEO. The CEO – Cláudio Del Valle shall take the Business Staff temporarily, until the appointment of a new officer. The staff of officers is currently composed by: Cláudio Del Valle – CEO and Business Officer temporarily, Vinícius Pergamo – Supervisor Officer, Carlos Roberto Dontal – CFO e Manoel Francisco Pires da Costa – Investor Relations Officer.

TERMINATION: There being no further business to be considered, these minutes were drawn up, being read, passed and signed by all the present members. São Bernardo do

Campo, May 31, 2006. (aa) Antonio Carlos Turazza, Dante Gallian Neto, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo and Oscar Spessoto.

This is a true copy of the minutes drawn up in own book.

Dante Gallian Neto - Chairman

Daniela Rondinelli Capani – Secretary

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MINUTES OF THE SPECIAL GENERAL MEETING
CELEBRATED ON JULY 7, 2006

1. **Date, Time and Place**: on July 7, 2006, at 09:00 a.m., at the headquarters of the Company, situated at Via Anchieta, Km 14, Bairro Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo.

2. **Notice**: Notice published on June 22, 23 and 24, 2006 in the newspaper Diário Oficial do Estado de São Paulo (pages 23, 18 and 10), Diário do Comércio e Indústria (pages C4, C3 and C3) and Diário do Grande ABC (pages 04, 03 and 06).

3. **Attendance**: Shareholders representing the voting capital total and shareholders representing 33.77 % of the issuance preferred shares of the Company, in accordance with the signatures contained in the Shareholders Attendance Book. The management representatives of the Company, CEO Cláudio Del Valle, Investor Relations Officer Manoel Francisco Pires da Costa also were present at the meeting.

4. **Board**: Chairman: Dante Gallian Neto
   Secretary: Daniela Rondinelli Capani

5. **Agenda**: **(i)** Removal and election of members of the Board of Directors and the Audit Committee.

6. **Resolutions**: The following resolutions were adopted, except the legal impediment:

6.1 Not acknowledge the voting right to the shareholders of preferred shares, in the face of the Decision entered by the Ruling Council of the Brazilian Securities Commission, on January 31, 2006 in the CVM Process no. 2005/7329.

6.2 Authorize and pass the drafting of these Minutes in summary, under article 130, § 1, Law 6.404/76.

6.3 Remove the members of the Board of Directors of the Company, Messrs. **Oscar Spessoto**, **Dante Gallian Neto**, **Antonio Carlos Turazza** and **José Pereira Wilken Bicudo**, thanking them for the services provided for the Company. The member of the Board of Directors elected in private voting by the shareholders of preferred shares is maintained.

6.4 Elect, for the vacant offices, Messrs. ***Fernando Antonio Cardoso de Rezende***, Brazilian citizen, manager, bearer of the Identification Card (RG) no. 2.029.942 SSP-SP, registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF-MF) under no. 028.881.228-04, resident and domiciled in the Capital City of the State of São Paulo, at Rua Conde de Porto Alegre, n. 1.048, 4º andar; ***Fernando Jorge Bento Pires***, Brazilian citizen, manager, bearer of the RG no. 6.868.365-7 SSP-SP, registered with the CPF-MF under no. 007.981.018-13, resident and domiciled at the Capital City of the State of São Paulo, at Rua Alemanha, n. 115; ***Fernando de Lima Seabra***, Brazilian citizen, manager, bearer of the RG no. 5.528.319-6 SSP-SP, registered with the CPF-MF under no. 663.237.038-15, resident and domiciled in the Capital City of the State of São Paulo, at Alameda Joaquim Eugenio de Lima, n. 1476 – 8º andar; ***Hilton de Brito Filho***, Brazilian citizen, engineer, bearer of the RG no. 2.779.054 IFP-RJ, registered with the CPF-MF under no. 335.230.887-04, resident and domiciled in the Capital City of the State of São Paulo, at Rua Tabapua n. 1123 – 21º andar; and ***José Antonio Ramos***, Portuguese citizen, manager, bearer of the Foreign Identification Card (RNE) no. W 498167-U, registered with the CPF-MF under no. 368.135.678-53, resident and domiciled in the Capital City of the State of São Paulo, at Avenida Macuco, n. 417, apto. 213, all with term of office until the Annual General Meeting that passes the financial statements of the fiscal year to end on December 31, 2007.

6.5 The Board of Directors now has the following composition: ***Fernando Antonio Cardoso de Rezende, Fernando Jorge Bento Pires, Fernando de Lima Seabra, Hilton de Brito Filho, José Antonio Ramos*** and ***José Ferraz Ferreira Filho***.

6.6 The members of the Board of Directors currently elected take up their offices upon the signature of the respective Office Terms in the Minutes Registration Book of the Board of Directors and the declaration that the article 147, § 4, Law no. 6.404/76 and the CVM Directive no. 347/02 are about.

6.7 The global remuneration of the members of the Board of Directors and the Staff of Officers for the year 2006 is maintained, fixed in the Annual General Meeting of April 28, 2006.

6.8 Remove the members of the Company's Audit Committee, Messrs. **Alfredo Luiz Buso**, **Edson Nakano Kubagawa** and **José Geraldo Fogolin**, as well as their respective alternates, thanking them for their services provided for the Company. The members of the Audit Committee elected by the shareholders of preferred shares are maintained, Messrs. José Carlos de Brito e Cunha and Edmundo de Macedo Soares e Silva Filho.

7. Elect, for the vacant offices of the Audit Committee, Messrs. ***Renata Nunes Guimarães***, Brazilian citizen, production engineer, bearer of the RG no. 21.174.159 SSP/SP, registered with the CPF/MF under no. 180.530.438-01, resident and domiciled in the Capital City of the State of São Paulo, at Rua Visconde de Nácar, n.º 285, apto. 91, Real Parque, and as her alternate, **José Donizetti de Sousa**, Brazilian citizen, accountant, bearer of the RG no. 12.237.301-7 SSP/SP, registered with the CPF/MF under no. 003.721.388-10, resident and domiciled in the Capital City of the State of São Paulo, at Rua Olissara, n.º 41, Jardim Marajoara; ***Diogo Rogério Xavier da Silveira Talocchi***, Brazilian citizen, economist, bearer of the RG no. 2.904.094 SSP/SP, registered with the CPF/MF under no. 502.864.048-34, resident and domiciled in the Capital City of the State of São Paulo, at Rua Pacoba, n.º 128, Morumbi, and as his alternate, **João da Silva Barreto**, Brazilian citizen, accountant, bearer of the RG no. 5.541.025 SSP/SP, registered with the CPF/MF under no. 516.301.928-72, resident and domiciled in the Capital City of the State of São Paulo, at Rua Engenheiro Américo da Graça Martins, n.º 300; ***Flavio Stamm***, Brazilian citizen, manager, bearer of the RG no. 12.317.859 SSP/SP, registered with the CPF/MF under no. 048.241.708-00, resident and domiciled in the Capital City of the State of São Paulo, at Rua Patápio Silva, n.º 223, apto. 32, and as his alternate, **Raul Todão Filho**, Brazilian citizen, accountant, bearer of the RG no. 8.467.449 SSP/SP, registered with the CPF/MF under no. 811.136.768-68, resident and domiciled in the Capital City of the State of São Paulo, at Rua Tabatinguera, n.º 140, conj. 1.405.; and all with term of Office until the Annual General Meeting that passes the financial statements of the fiscal year to end on December 31, 2006.

8. The Audit Committee now has the following composition: ***Renata Nunes Guimarães, Diogo Rogério Xavier da Silveira Talocchi, Flavio Stamm, Edmundo de Macedo Soares e Silva Filho*** and ***José Carlos de Brito e Cunha.***

8.1 The members of the Audit Committee currently elected take up their offices upon the signature of the respective Office Terms in the Minutes Registration Book of the Audit Committee.

8.2 The remuneration of the members of the Audit Committee for the year 2006 is maintained, fixed in the Annual General Meeting of April 28, 2006.

9. **Records and Protests**: *(i)* By the representative of the shareholders of preferred shares of Bonsucex Participacoes Ltda., it was presented the application requesting the acknowledgement of the voting right with initial petition copy of the Process no. 1208-2006, numbered as Document 01. *(ii)* By shareholder Daniel Irineu Menks Ribeiro Resende, it was presented the demonstration requesting the acknowledgment of the voting right, numbered as Document 02. *(iii)* By the representative of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, it was also presented the application for voting right acknowledgement numbered as Document 03. *(iv)* By the shareholder Bombril Holding S.A, in judicial recovery, it was presented the decision entered by the Brazilian Securities Commission – CVM, decision entered in the case record no. 1208-2006, as well as the votes indicating the member names of the Board of Directors and Audit Committee of the Company, numbered as document 04 to 07.

10. **Termination**: There being no further business to be considered, and as no one else wanted to address, the Meeting was terminated with the drafting of these minutes that, being read and conferred, was duly passed and signed by the present shareholders: The Judicial Manager of Bombril Holding S.A. in judicial recovery, Hilton de Britto Filho and the attorney of Bombril Holding S.A. – Marcelo Rodrigues. The shareholders of preferred shares Newco International Ltd., represented by Dr. Eduardo Secchi Munhoz, Cragnotti and Partners Capital Investiments Brasil S.A., represented by Dr. Leandro Ramozzi Chiarottino, Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, represented by Dr. Matheus Corredato Rossi, Bonsucex Participações Ltda. and Pictet Cie, both represented by Dr. Antonio Chami, Sílvio Tini de Araújo, Bank Leu Ltda, Hiposwiss Banco Privado S.A., all represented by Dr. Anna Christina Jimenez Pereira, Luiz Ricardo Giffoni, Daniella Maria Neves Reali Fragoso, Alice Maria Barreto Prado Ferreira represented by Dr. Paulo de Tarso Magalhães, Waldir Dias Sant Anna, Antonio Farina, Osmar Aiton Alves da Cunha, Daniel Irineu Menks Ribeiro Resende, Reinaldo Abud. Directors of the Board: José Ferraz Ferreira Filho, Oscar Spessoto. Fiscal Director - Edmundo de Macedo Soares e Silva Filho.

São Bernardo do Campo, July 7, 2006.

Certificate: It checks with the original drawn up in own book.

Dante Gallian Neto	**Daniela Rondinelli Capani**
Chairman	Secretary

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711

Publicly Traded Company

MINUTES OF THE ANNUAL GENERAL MEETING CELEBRATED ON APRIL 28, 2006

1. **Date, Time and Place**: on April 28, 2006, at 09:00 a.m., at the headquarters of the Company, situated at Via Anchieta, Km 14, Bairro Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo.

2. **Notice**: Noticed published on April 11, 12 and 13, 2006 in the newspaper Diário Oficial do Estado de São Paulo (pages 5, 6 and 8), Diário do Comércio e Indústria (pages C2, C6 and C6) and Diário do Grande ABC (C3, C3 and C4).

3. **Attendance**: Shareholders representing the voting capital and shareholders representing 53.50% of the issuance preferred shares of the Company, in accordance with the signatures contained in the Shareholders Attendance Book. The management representatives of the Company, CEO Mr. Cláudio Del Valle, along with Controlling Manager Mr. Isaías Oliveira Pinto, Investor Relations Officer Manoel Francisco Pires da Costa, the independent accountant representative of BDO Trevisan Auditores Independentes, Mr. Daniel Maranhão and the members of the Company's Audit Committee, Mr. Edmundo de Macedo Silva Filho and Alfredo Luiz Buso were present at the meeting. Bombril Holding S.A., represented by judicial manager Hilton de Brito Filho, Newco International Limited, pp. Eduardo Secchi Munhoz, who exited the Meeting before its termination, also were present.

4. **Board**: Chairman: Valmir Marques Camilo
   Secretary: Reinaldo Abud

5. **Agenda**: **(i)** Take the managers' accounts, examine, discuss and vote on the Financial Statements referring to the fiscal year ended on December 31, 2005, and the destination of the proceeds; **(ii)** elect the members of the Company's Board of Directors and Audit Committee. **(iii)** establish the global schedules of the Board of Directors, Staff of Officers and Audit Committee for the year 2006.

6. **Resolutions**: The following resolutions were adopted, given the records and protests described in the item 7 above, given the legal abstentions:

6.1 Not acknowledge the voting right of shareholders of preferred shares, in the face of the decision entered by the Ruling Council of the Brazilian Securities Commission, on January 31, 2006 in the CVM Process no. 2005/7329.

6.2 Authorize and pass the drafting of these Minutes in summary, under article 130, § 1, Law 6.404/76.

6.3 Pass, under article 132, item I, Law no. 6.404/76, the managers' accounts, the Balance Sheet and any other Financial Statements relating to the fiscal year ended on December 31, 2005, which were published in the newspaper Diário Oficial do Estado de São Paulo, Diário do Comércio e Indústria and Diário do Grande ABC on March 28, 2006, under § 5, article 133, Law no. 6.404/76. The board informs that the positive proceeds of the year will be integrally absorbed under article 189, Law no. 6.404/76.

6.4 In light of the term of office's ending of the members of the Company's Board of Directors, reelect for the respective offices Messrs. **Valmir Marques Camilo** and **Antonio Carlos Turazza** and elect for the vacant offices Messrs. **Oscar Spessoto, Dante Gallian Neto, Oscar Boronat** and **José Pereira Wilken Bicudo**.

6.5 In private voting, under article 141, § 4, II, Law no. 6.404/76, Mr. **José Ferraz Ferreira Filho** was reelected as member of the Company's Board of Directors by shareholders of 13.32% of the non-voting preferred shares, provided that the shareholders Silvio Tini de Araújo, Bank Leu, Pictet & Co., Bonsucex Participações Ltda. and Hyposwiss Banco Privado S/A, voted.

6.6 The Company's Board of Directors now has the following composition: **Valmir Marques Camilo, Antonio Carlos Turazza**, **Oscar Spessoto**, Brazilian citizen, industrial engineer, bearer of the Identification Card (RG) no. 2205574-SSP/SP and registered with the Individual Taxpayer Registry (CPF) under no. 005.715.808-82, **Dante Gallian Neto**, Brazilian citizen, manager, bearer of the RG no. 3241765-SSP/SP and registered with the CPF under no. 064.393.498-72, resident and domiciled in the Capital City of the State of São Paulo, at Rua Gaivota, 754, apto. 111, **Oscar Boronat**, Brazilian citizen, economist, bearer of the RG no. 3720701-SSP/SP and registered with the CPF under no. 070.112.458-04, resident and domiciled in the City of São Bento do Sapucaí, State of São Paulo, at Fazenda Caminho dos Ventos, P. O. Box 23, and **José Pereira Wilken Bicudo**, Brazilian citizen, economist, bearer of the RG no. 3341336-SSP/SP and registered with the CPF under no. 449.930.488-15, resident and domiciled in the Capital City of the State of São Paulo, at Rua Aziz Nader, 28, all with term of office until the Annual General Meeting that passes the financial statements of the fiscal year to end on December 31, 2007.

6.7 The members of the Board of Directors currently elected take up their offices upon the signature of the respective Office Terms in the Minutes Registration Book of the Board of Directors and the declaration that the article 147, § 4, Law no. 6.404/76 and the CVM Directive no. 347/02 are about.

6.8 Establish the amount of the global remuneration of the members of the Board of Directors and the Staff of Officers for the year 2006 in R$ 6,500,000.00 (six million and five hundred thousand Brazilian reais).

6.9 Determine, upon request of the shareholders of preferred shares representing 19.16% of the non-voting shares, the installment of the Company's Audit Committee for this year, electing Messrs. **Edmundo de Macedo Soares e Silva Filho**, Brazilian, widower, insurance broker, bearer of the RG no. 3084330-3 – SSP/SP and registered with the CPF under no. 077.239.138-15, resident and domiciled in the City of Indaiatuba, State of São Paulo, at Alameda das Petúnias, 11, Condomínio Recanto das Flores and as his alternate *Luís Fonseca de Souza Meirelles Filho*, Brazilian citizen, married, economist, bearer of the RG no, 4.439.266 and registered with the CPF under no. 500.165.638-91, resident and domiciled in the City and State of São Paulo, **José Carlos de Brito e Cunha**, Brazilian citizen, married, manager, bearer of the RG no. 20.500.71-8 – CRA/R and registered with the CPF under no. 286.405.947-91, resident and domiciled in the City and State of Rio de Janeiro, Praça Santos Dumont, 138, bloco B, apto. 1101 and as his alternate *Norton Seng Antunes Santos*, Brazilian, married, bearer of the RG no. 329877 – SSP/DF and registered with the CPF under no. 191.940.807-04, resident and domiciled in the City and State of São Paulo, at Alameda Lorena, 965, apto. 71, **Alfredo Luiz Buso**, Brazilian citizen, legally separated, architect, bearer of the RG no. 3501921- SSP/SP and registered with the CPF under no. 495.101.348-72, domiciled in the City and State of São Paulo, at Avenida Diógenes Ribeiro de Lima, 2170, apto. 62 and as his alternate *Marcelo Cheyne Rocha*, Brazilian citizen, married, economist, bearer of the RG no. M-4323981 - SSP/MG and registered with the CPF under no. 600.080.406-72, **Edson Nakano Kubagawa**, Brazilian citizen, single, accounting technician, bearer of the RG no. 16847876-SSP/SP and registered with the CPF under no. 085.910.178-97, domiciled in the City and State of São Paulo, at Rua Gomes de Carvalho, 940, apto. 24 and as his alternate *Eugênio Rupeika*, Brazilian citizen, married, bearer of the RG no. 15600885- SSP/SP and registered with the CPF under no. 051.347.918-05, and **José Geraldo Fogolin**, Brazilian citizen, married, accountant, bearer of the RG no. 3705933-6 and registered with the CPF 167.297.148-91, domiciled in the City of Araçatuba, State of São Paulo, at Rua Euclides da Cunha, 1583 and as his alternate *Aloísio Defensor Santana*, Brazilian citizen, single, accountant, bearer of the RG no. 12692775-3-SSP/SP and registered with the CPF under no. 045.441.338-66, all with term of office until the Annual General Meeting that resolves on the financial statements of the fiscal year to end on December 31, 2006. The members of the Audit Committee currently elected shall take up their office upon the signature of the corresponding deeds of installment.

6.10 Establish the remuneration amount of the members of the Audit Committee for the year 2006 in the minimum legal value, according to article 162, paragraph 3, Law no. 6.404/76.

7. **Records and Protests**: ***(i)*** The decision of the 2nd Court of Judicial Recovery and Bankruptcy Court was received and certified by the board, in the case record no. 583.00.2005.123223-8/000000-000 and the decision of the Associate Judge of the 4th Private Right Chamber of the Federal Court of the State of São Paulo, Reporter in the records of the Complaint, Process no. 133723-05, numbered as Documents 1 and 2; ***(ii)*** Application of Bombril Holdings S.A. pleading the acknowledge of the decision prevalence entered by Mr. Dr. Law Judge of the 2nd Judicial Recovery and Bankruptcy Court, Caio Marcelo Mendes de Oliveira, on the decision that determined the usufruct of the issuance shares of the Company pertaining to Bombril Holdings S.A. and the consequent appointment of the judicial manager, Marcelo Rossi Nobre, numbered as Document 3; ***(iv)*** Application for acknowledgement of the voting right of the shareholder of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, numbered as Document 4.

8. **Termination**: There being no further business to be considered, and as no one else wanted to speak, the Meeting was terminated with the drafting of these minutes that, being read and conferred, was duly passed and signed by the present shareholders: The judicial manager Marcelo Nobre. The shareholders of preferred shares, Silvio Tini de Araújo, pp. Anna Christina Jimenez Pereira, Bank Leu, pp. Anna Christina Jimenez Pereira, Hyposwiss Banco Privado S.A., pp. Anna Christina Jimenez Pereira, Bonsucex Participações Ltda., pp. Antonio Chami, Pictet & Co. pp. Antonio Chami, Caixa de Previdência dos Funcionários do Banco do Brasil, pp. Marcos Paulo Félix da Silva, Antonio Farina, Cragnotti & Partners Capital Investment Brasil S.A., p.p. Leandro Ramozzi Chiarottino, Waldir Dias Santana, Daniela Viana de Oliveira Henriques Soares, Daniella Maria Neves Reali Fragoso, Daniela Rondinelli Capani, Reinaldo Abud and José Diogo Bastos Neto. Directors: José Ferreira Ferraz, Valmir Marques Camilo and Antonio Carlos Turazza. Chairman: Valmir Marques Camilo. Secretary: Reinaldo Abud.

São Bernardo do Campo, April 28, 2006.

Certificate: it checks with the original drawn up in own book.

Valmir Marques Camilo Chairman	Reinaldo Abud Secretary

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

ANNUAL GENERAL MEETING
NOTICE

I do hereby notify the shareholders of **BOMBRIL S.A.** to gather in the Annual General Meeting, to be celebrated on April 28, 2006, at 09:00 a.m., in the headquarters of the Company, situated at Via Anchieta, Km 14, Bairro Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo, to resolve on the following **AGENDA: (i)** Take the managers' accounts, examine, discuss and vote the Financial Statements referring to the fiscal year ended on December 31, 2005, and the destination of the proceeds; **(ii)** elect the members of the Board of Directors and Audit Committee of the Company; **(iii)** establish the global schedules of the Board of Directors, Staff of Officers and Audit Committee for the year 2006. In the election of the Board of Directors' members may be exercised the faculties, according to §§ 4 and 5, article 141, Law no. 6.404/76. **POWERS-OF-ATTORNEY:** Under Article 126, Federal Law no. 6.404 of December 15, 1976 and paragraph 3, article 24 of the By-laws, the shareholders may be represented by proxy, provided that they deposit the respective power-of-attorney at the Company's headquarters, in the abovementioned address, with at least 3 (three) days notice to the Annual General Meeting celebration date.

São Bernardo do Campo, April 11, 2006.

VALMIR MARQUES CAMILO
Chairman of the Board of Directors

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

SPECIAL GENERAL MEETING NOTICE

I do hereby notify the shareholders of **BOMBRIL S.A.** to gather in the Special General Meeting, to be celebrated on July 7, 2006, at 09:00 a.m., in the headquarters of the Company, situated at Via Anchieta, Km 14, Bairro Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo, to resolve on the following **AGENDA: (i)** Removal and election of members of the Company's Board of Directors and Audit Committee. **POWERS-OF-ATTORNEY:** Under Article 126, Federal Law no. 6.404 of December 15, 1976 and paragraph 3, article 24 of the By-laws, the shareholders may be represented by proxy, provided that they deposit the respective power-of-attorney at the Company's headquarters, in the abovementioned address, with at least 3 (three) days notice to the Special General Meeting celebration date.

São Bernardo do Campo, June 22, 2006.

Dante Gallian Neto
Chairman of the Board of Directors

BOMBRIL S/A

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON FEBRUARY 13, 2006 – 3:00 P.M.

DATE, TIME AND PLACE: On February 13, 2006 – 3:00 p.m., at the headquarters, in the city of São Bernardo do Campo, State of São Paulo – at Via Anchieta, km 14.
ATTENDANCE – the Directors IVAN GONÇALVES RIBEIRO GUIMARÃES and ISAAC FERREIRA DA SILVA, hereby represented by their attorney-in-fact VALMIR MARQUES CAMILO (attached copies) JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO. **ABSENT:** the Directors ANTONIO CARLOS TURAZZA and JOSÉ EDSON BACELLAR JUNIOR. As guest the judicial manager, Mr. José Paulo de Sousa.
MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary)
NOTICE: The notice for the members of the Board of Directors, at the present Meeting, at 1:00 p.m. was carried out, according to the provisions contained in the By-laws of the *company*.

AGENDA:

1) RECOMPOSITION OF THE STAFF OF OFFICERS OF BOMBRIL S/A
After the subject was initiated by the Chairman Valmir Marques Camilo, among the present members, for the office of CFO: Mr. Élcio da Motta Silveira Bueno, Brazilian citizen, divorced, lawyer, resident at SQN 110 – Bloco L - apto.407 – CEP 70753-120 – Brasília – DF, bearer of the Identification Card (RG) no. 2.646.434-SSP/SP and registered with the Brazilian Treasury Department as a Corporate Taxpayer (CPF/MF) under no. 172.797.558-87, was elected; The creation of the Board of Officers of Financial Institution Relations passed, being elected as an Officer, Mr. Carlos Roberto Dontal, Brazilian citizen, married, economist, bearer of the RG no. 5.304.159-8 – SSP/SP and CPF/MF under no. 039.192.938–00; as a Business Officer: Mr. Fernando Simioni Júnior, Brazilian citizen, married, manager, resident at Rua Barão do Bananal n. 604 - apto.73 – CEP 05024-000 – Jardim Pompéia – São Paulo – SP, bearer of the RG no. 7.458.379-SSP/SP and registered with the CPF/MF under no. 001.046.148-54; The deeds of installment shall be signed in legal term. The Staff of Officers is hereinafter composed by: **Cláudio Del Valle: CEO; Supervisor Officer (vacant office); Élcio da Motta Silveira Bueno: CFO; Carlos Roberto Dontal – Officer of Financial Institution Relations and Fernando Simioni Junior – Business Officer,** all with the terms of office's

effective date up to November 3, 2006; and **Manoel Francisco Pires da Costa – Investor Relations Officer**, with the term of office's effective date up to 08/30/2006.

<u>TERMINATION OF THE WORKS AND MINUTES DRAFTING</u>: There being no further business to be considered, the opportunity to speak was given to whoever wished, and having no one manifested, the works were suspended for the time necessary for the drafting of these minutes. As the session was reopen, these minutes were read, conferred, passed, agreed, being signed by all the present members. (aa), IVAN GONÇALVES RIBEIRO GUIMARÃES (by proxy), ISAAC FERREIRA DA SILVA (by proxy), JOSÉ FERRAZ FERREIRA FILHO, VALDER VIANA DE CARVALHO, VALMIR MARQUES CAMILO. São Bernardo do Campo, February 13, 2006.

This is a true copy of the minutes that were drawn up and signed in own book.
REINALDO ABUD - Secretary

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON JUNE 7, 2006

DATE, TIME AND PLACE: on June 7, 2006, at 10:00 a.m., in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

ATTENDACE: The Directors Antonio Carlos Turazza, Dante Gallian Neto, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo and Oscar Spessoto were present at the meeting, representing the total members of the Board of Directors.

MANAGING BOARD: Dante Gallian Neto (Chairman), Daniela Rondinelli Capani (Secretary).

NOTICE: Waived due to the presence of the total members of the Board of Directors, under Paragraph 4, Article 15 of the By-laws.

AGENDA: 1) Examination of the Waiver of Mr. Valmir Marques Camilo; 2) Examination of the letter forwarded by Mr. Marcelo Cheyne Rocha;

RESOLUTIONS UNANIMOUSLY ADOPTED: **1)** The Directors acknowledged the Waiver of the Office of Board Director forwarded by Mr. Valmir Marques Camilo to the Judicial Manager, Dr. Marcelo Rossi Nobre on last June 2, resolving that an alternate will be timely appointed for the office. Until the appointment of the alternate member, the Board of Directors shall operate with 5 members, under article 13 of the By-laws, with the following composition: Dante Gallian Neto, Antonio Carlos Turazza, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo and Oscar Spessoto. The Directors expressed their gratefulness to Mr. Valmir Marques Camilo for the services provided for the Company wishing him success including in his political life, and Mr. Dante Gallian Neto further thanked the mention of his name. **2)** The Directors acknowledged the letter forwarded by Mr. Marcelo Cheyne Rocha to the Company, informing that he is not interested in remaining in the Office of Audit Committee's Alternate, resolving that the said document shall be forwarded to the Audit Committee for measures.

TERMINATION: There being no further business to be considered, these minutes were drawn up, being read, passed and signed by all the present members. São Bernardo do Campo, June 07, 2006. (aa) Antonio Carlos Turazza, Dante Gallian Neto, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo and Oscar Spessoto.

This is a true copy of the minutes drawn up in own book.

Dante Gallian Neto - Chairman

Daniela Rondinelli Capani – Secretary

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON JUNE 14, 2006

DATE, TIME AND PLACE: On June 14, 2006, at 10:00 a.m., in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte.

ATTENDANCE: The Directors Antonio Carlos Turazza, Dante Gallian Neto, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo and Oscar Spessoto were present at the meeting, representing the total members of the Board of Directors.

MANAGING BOARD: Dante Gallian Neto (Chairman), Daniela Rondinelli Capani (Secretary).

NOTICE: Carried out under Paragraph 2, Article 15 of the By-laws.

AGENDA: (i) Election of the Business Officer: After the works were initiated, the Board of Directors, continuing the readequacy measures proposed for the company, decided for the election of a new member for the Business Staff of Officers; **(ii)** Letter forwarded by Bombril Holding: The Chairman of the Board of Directors, Mr. Dante Gallian Neto, solemnly informed to the other members of the board of directors, the receipt of the letter forwarded by Bombril Holding S/A requesting the execution of the notice of the Special General Meeting, due to the decision entered in the records of the Instrument Bills no. 399.775-4 and no. 403.917-4, under process before the 4th Private Law Chamber of the Justice Court of the State of São Paulo. He informed that the reply was forwarded for the Judicial Manager and Officers of Bombril Holding S/A, whose content clarified that the Chariman of the Board of Directors will await emanated subpoena of the Judiciary Power

for measures of this kind, as the provision contained in article 234, Civil Process Code, *"... referred formal act, it is the only one legally able to acknowledge someone about the acts and terms of the process in order to do or not to do something".* It was also informed to the members of the board that the Company received an official letter forwarded by Bovespa – São Paulo Stock Exchange, requesting explanations on the news disclosed in the newspaper Jornal Valor Econômico regarding the end of the judicial management and that the Staff of Officers of Investor Relations forwarded a reply in the same sense of the reply made by the Chairman of the Board of Directors to Bombril Holding S/A.

RESOLUTIONS UNANIMOUSLY ADOPTED: 1) Elected to take up the Office of *Company's Business Officer, Mr.* ***Walter João Marques***, Brazilian citizen, married, economist, resident and domiciled in the City of São Paulo, State of São Paulo at Rua Apinagés, 352 – apto. 142 BL-A, bearer of the Identification Card (RG) no. 10.576.819-4 and registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 040.739.908-96. The Officer currently elected shall have a term of office of 01 (one) year, under article 17 of the By-laws. The Staff of Officers of the Company is currently composed by: Cláudio Del Valle – CEO, Vinícius Pergamo – Supervisor Officer, Carlos Roberto Dontal – CFO, Manoel Francisco Pires da Costa – Investor Relations Officer and Walter João Marques – Business Officer.

TERMINATION: There being no further business to be considered, these minutes were drawn up, being read, passed and signed by all present members. **PLACE AND DATE:** São Bernardo do Campo, June 14, 2006. (aa) Antonio Carlos Turazza, Dante Gallian Neto, José Ferraz Ferreira Filho, José Pereira Wilken Bicudo and Oscar Spessoto. This is a true copy of the minutes drawn up in own book.

Dante Gallian Neto – Chairman **Daniela Rondinelli Capani – Secretary**

BOMBRIL S.A.

Publicly Traded Company

National Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON JULY 7, 2006

On July 7, 2006, at 12:30 p.m., Messrs. Fernando Antonio Cardoso de Rezende, Fernando Jorge Bento Pires, Fernando de Lima Seabra, Hilton de Brito Filho, José Antonio Ramos and José Ferraz Ferreira Filho gathered in the headquartes of the Company, situated in the Municipality of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km. 14, Bairro Rudge Ramos, all Directors of the Company's Board, and the prior notice was waived under Article 15, Paragraph 4 of the By-laws.

Mr. Fernando Jorge Bento Pires was chosen to take the meeting's presidency, who invited Mrs. Daniela Rondinelli Capani to be his secretary, and the managing board was established.

Initially, the Chairman clarified that this meeting had as its agenda: (*i*) to elect the Chairman of the Board of Directors, under Article 13, paragraph 1 of the By-laws; (*ii*) to resolve, under article 17 of the By-laws, regarding the removal of the following current members of the Company's Staff of Officers: **Cláudio Del Valle** – CEO, **Vinícius Pergamo** – Supervisor Officer and **Manoel Francisco Pires da Costa** – Investor Relations Officer; (*iii*) by operation of the resolution provided for in "ii", above, to elect the new members to take up the vacant offices of the Company's Officers.

After the subjects were discussed, the Director, unanimously: (*i*) elected Mr. Fernando Jorge Bento Pires as Chairman of the Company's Board of Directors; (*ii*) removed Messrs. **Cláudio Del Valle**, **Vinícius Pergamo** and **Manoel Francisco Pires da Costa** of the offices of CEO, Supervisor Officer and Investor Relations Officer, respectively, thanking them for the services provided for the Company;

(*iii*) elected Mr. **Gustavo Hassum Ramos**, Brazilian citizen, engineer, bearer of the Identification card (RG) no. 19.178.394 SSP/SP, registered with the Brazilian Treasury Department as an Individual Taxpayer (CPF/MF) under no. 170.317.688-02, resident and domiciled in the Municipality of São Paulo, State of São Paulo, at Rua Deputado João Sussumu Hirata, n.° 867, apto. 61, CEP 05715-010, to take up the offices of **CEO** and **Investor Relations Officer.** The term of Office of the officer currently elected is 01 (one) year. The office of **Supervisor Officer** remains vacant until posterior resolution.

The Chairman clarified that, due to the resolutions adopted as provided above, the Company's Staff of Officers now has the following composition:

- CEO: **Gustavo Hassum Ramos**, with term of office to end on July 7, 2007;
- CFO: **Carlos Roberto Dontal**, with term of office to end on November 13, 2006;
- Investor Relations Officer: **Gustavo Hassum Ramos**, with term of office to end on July 7, 2007; and
- Business Officer: **Walter João Marques**, with term of office to end on June 14, 2007.

The Chairman further informed that the Officer currently elected shall be vested in his offices upon the signature of the respective deeds of installment and statements on performance of duties, which shall be drawn up in the Company's own book.

There being no further business to be considered, the works were ended and these minutes were drawn up, which after being read and conferred, were signed by all present members. This is a true copy of the original drawn up in own book.

São Bernardo do Campo, July 07, 2006.

Fernando Jorge Bento Pires
Chairman

Daniela Rondinelli Capani
Secretary

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON JULY 21, 2006

Date, Time and Place: on July 21, 2006, at 10:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

Attendance: The Directors Fernando Jorge Bento Pires, Fernando Antonio Cardoso Resende, Fernando de Lima Seabra *pp. Fernando Antonio Cardoso Resende,* Hilton de Brito Filho, José Antonio Ramos, and José Ferraz Ferreira Filho were present at the meeting, representing the total members of the Board of Directors.

Managing Board: Fernando Jorge Bento Pires (Chairman), Daniela Rondinelli Capani (Secretary).

Notice: waived, under paragraph 4, article 15 of the By-laws, due to the attendance of the total members of the Board of Directors.

Agenda: **(i)** resolution, as set forth in the final part of item b, article 16 of the By-laws, regarding the powers, jurisdiction limits, representation competences and attributions of the Company's Officers.

RESOLUTIONS UNANIMOUSLY ADOPTED: **(i)** The Board of Directors decided that the Company will be represented from this date on and, given the legal provisions and By-laws, according to the following rules:

(1) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 5,000,000.00 (five million Brazilian reais), the Company shall be represented by the CEO, along with the CFO;

(2) in the event of contracting loans, commercial development operations, financings and financial operations of any kind, which result in liabilities for the Company in the value wholly or partially not exceeding R$ 5,000,000.00 (five million Brazilian reais),

the Company shall be represented by the CEO along with the CFO, additionally being necessary the prior authorization of the Board of Directors;

(3) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officer along with 1 (one) proxy with express and specific powers, regularly established, or even by 2 (two) proxies with express and specific powers, regularly established;

(4) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by the CEO or CFO, along with a proxy regularly established, with express and specific powers for such, or by both Officers referred hereof, jointly;

(5) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 500,000.00 (five hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly, being at least one (1) of them a CEO or CFO;

(6) in the event of signature of checks, endorsements, money orders, trade bills, bordereau and promissory notes; opening and transaction of banking current accounts, authorization for financial trade bills and their respective redemption, transfers and debt authorization, in the amount exceeding R$ 500,000.00 (five hundred thousand Brazilian reais), the Company shall be represented by the CEO along with the CFO;

(7) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amount not exceeding R$ 50,000.00 (fifty thousand Brazilian reais), the Company shall be represented by 2 (two) Officers jointly or by 1 (one) Officers along with 1 (one) proxy with express and specific powers, regularly established;

(8) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 50,000.01 (fifty thousand Brazilian reais and one cent) and R$ 200,000.00 (two hundred thousand Brazilian reais), additionally, the Company shall be represented by 2 (two) Officers jointly;

(9) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts between R$ 200,000.01 (two hundred thousand Brazilian reais and one cent) and R$ 3,000,000.00 (three million Brazilian reais), additionally[1], the Company shall be represented by the CEO along with the CFO;

(10) in the event of any other legal business not comprehended by items 1 to 6 above, which result in liabilities for the Company in the amounts exceeding wholly or partially R$ 3,000,000.00 (three million Brazilian reais), the Company shall be represented by the CEO along with the CFO, being additionally necessary the prior authorization of the Board of Directors;

(11) in the event of representation in or out of court, as well as before federal, state and municipal government offices, autarchies, public companies, mixed capital companies and the Internal Revenue, its departments, offices, inspectorates, agencies and stations and the Brazilian Central Bank, the Company shall be represented severally by one Officer or one proxy, with express and specific powers, regularly established by the CEO along with another Officer.

(12) agreements with parent, subsidiary and associate companies, managers or even 3rd-degree relatives, shall be previously passed by the Board of Directors.

Termination: there being no further business to be considered, these minutes were drawn up, being read, passed and signed by all present members.

São Bernardo do Campo, July 21, 2006.

Signed: [illegible signature]
Name: **Fernando Antônio Cardoso de Resende**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**

Signed: [illegible signature]
Name: **Fernando de Lima Seabra**

Signed: [illegible signature]
Name: **Hilton de Brito Filho**

Signed: [illegible signature]
Name: **José Antônio Ramos**

Signed: [illegible signature]
Name: **José Ferraz Ferreira Filho**

Signed: [illegible signature]
Name: **Fernando Jorge Bento Pires**

Title: Chairman

Signed: [illegible signature]
Name: **Daniela Rondinelli Capani**
Title: Secretary

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE YEARS ENDED ON DECEMBER 31, 2005 AND 2004 AND INDEPENDENT AUDITORS' OPINION

BDO International is a worldwide chain of auditing companies, called Firmas Membro BDO, with subsidiaries in 105 countries and 601 offices. Each member firm is a legally independent entity in its own country. BDO Trevisan has been a member firm of the chain BDO International since 2004.

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE YEARS ENDED ON DECEMBER 31, 2005 AND 2004

CONTENT

BDO

BDO Trevisan

INDEPENDENT AUDITORS' OPINION

To the Shareholders and Managers of
Bombril S.A.
São Bernardo do Campo – SP

1. We have examined Bombril S.A. and subsidiaries' individual (parent company) and consolidated balance sheets prepared on December 31, 2005, as well as the respective income statement, statement of changes in shareholders' equity (unsecured liabilities) and statement of changes in financial position for the fiscal year ended on that date, which were prepared under your management's responsibility. It is our responsibility to give an opinion on these financial statements.

2. Except as to the subjects discussed in paragraphs 3 and 4, our examinations were conducted in accordance with the accounting standards applicable in Brazil and comprised: a) planning the service by considering the relevance of the balances, the transaction volume, and the Company and subsidiaries' accounting and internal control systems; b) based on tests, finding the evidence and records supporting the amounts and accounting information disclosed; and c) evaluating the most representative accounting practices and estimations adopted by the Company and its subsidiaries' Management, as well as the presentation of the financial statements, taken as a whole.

3. The accounting records of Bombril Overseas Inc.'s subsidiary, regarding the fiscal years initiated on January 1st, 2002, were reestablished by the subsidiary's managers and our examinations were prepared based on document copies, agreements, control spreadsheet etc., filed by the parent company, Bombril S.A. The original documents of Bombril Overseas Inc. were attached and are in the hands of the Italian authorities and unavailable, limiting the application of auditing procedures considered necessary. The attachment events are not under control of the parent company's Management.

4. We have not received a reply regarding the requests of balance and operation direct confirmation of the companies pertaining to the controller shareholder economic group (under judicial liquidation process – explanatory note no. 1). If we had received those balance and operation confirmations, the information could reflect in complementary adjustments in the presented financial statements. Hence, no adjustments to the balances with related parties were registered in the individual and consolidated financial statements.

5. In our opinion, except as to the possible effects that could result for the auditing procedure application on the original accounting records mentioned in paragraph 3 and by the possible limitation effects mentioned in paragraph 4, the financial statements referred to in paragraph 1 do properly reflect, in all material aspects, Bombril S.A.and subsidiaries' individual and consolidated equity and financial position as of December 31, 2005, its operating income, the changes in shareholders' equity (unsecured liabilities), and changes in financial position for the fiscal year ended on that date, according to the accounting practices in place in Brazil.

6. The Company presented, on December 31, 2005, the current liabilities exceeding the current assets in the amount of R$ 242,521 thousand and the unsecured liabilities were R$ 587,212 thousand. Additionally, on that date, the Company's cash flow estimations indicated the need of material short-term fund raising in order to enable its activities maintenance. The shares being developed by the Management to surpass the current difficulties are described in explanatory note no. 1. As described in explanatory note 15, as of December 31, 2005, despite the request for Special Plan for Payment in Installments – PAES has not been ratified by the concerned authority, the debt calculation and rating were made according to provisions set forth in the program, based on the Management's expectation of a proper solving for that matter. The continuity of the Company's business will depend on the measures' success that have been taken by the Management and, therefore, the financial statements as of December 31, 2005 do not include any adjustment related to the rating and realization of asset values or to the values and rating of liabilities that would be required in the event the Company could not continue operating.

7. As described in explanatory note no. 16, the Company has been managerially and legally discussing lawsuits of fiscal nature in several process levels in the amount of R$ 3,177,076 thousand. Based on the opinion issued by the company's legal assessors, whose success evaluation is possible, the Company's Management decided not to establish a provision for the contingency.

8. As described in explanatory note no. 9, the Company has credits in the amount of R$ 176,724 thousand with the parent company, Bombril Holding S.A., whose balance is due. The Company's Management, based on its legal assessors' opinion, has not registered provision for possible loan losses because it believes that the possibility of collection success is possible. The realization of those loans will depend on the success of the lawsuit in process.

9. The subsidiary, Bombril Overseas Inc., has petitioned before the Court of Luxembourg the bringing suit for preventive request of Eurobond attachment, originally issued by the parent company, Bombril S.A., in the amount of € 92,160 thousand, which are kept custody in the account of Cirio Holding Luxembourg S.A. That request was deferred by the Court, as well as to the financial institution, BNP Paribás, the attachment of those Eurobonds in favor of the subsidiary, Bombril Overseas Inc. The Company's legal assessors opinion, as to the success of securities custody transfer to Bombril Overseas Inc. is deemed possible.

10. The individual and consolidated financial statements, except the parent Company, Bombril Overseas Inc., corresponding to the fiscal year ended on December 31, 2004, presented for comparison purposes, were examined by other independent auditors, whose opinion dated March 11, 2005, has paragraphs of emphasis similar to the subjects mentioned in paragraphs 6, 7 and 8 above.

11. The financial statements of the subsidiary, Bombril Overseas Inc., corresponding to the fiscal year ended on December 31, 2004, were examined by other independent auditors, whose opinion dated April 30, 2005 has qualifications similar to the subjects mentioned in paragraph 3 and 4 above.

12. The Company's Management, in order to make its consolidated financial statements comparable, has opted for the consolidation of its financial statements of the subsidiary, Bombril Overseas Inc. corresponding to the fiscal year ended on December 31, 2004 and its representation along with the financial statements of the fiscal year ended on December 31, 2005. On those consolidated financial statements presented again, we have issued opinion with the same qualifications and emphasis paragraphs mentioned above.

São Paulo, January 20, 2006
Signed: [illegible signature]
Name: Orlando Octávio Freitas Junior
Title: Partner-accountant
CRC no. 1SP178871/O-4
BDO Trevisan Auditores Independentes
CRC no. 2SP013439/O-5

CHART 1

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED BALANCE SHEETS DRAWN UP ON DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
ASSETS	2005	2004	2005	2004
				Reclassified
CURRENT ASSETS				
In cash and cash equivalents	13,891	666	14,430	686
Accounts receivable	76,754	39,207	73,166	39,297
Provision for possible loan losses	(4,087)	(4,473)	(4,087)	(4,473)
Inventories	14,607	16,946	15,337	16,946
Marketable securities	67	1,233	67	1,233
Prepaid expenses	27,022	2,667	30,449	2,669
Taxes recoverable	7,267	12,779	7,706	12,792
Other accounts receivable	4,606	5,386	4,622	5,387
	140,127	74,411	141,690	74,537
LONG TERM ASSETS				
Prepaid expenses	76	306	76	306
Taxes recoverable	6,318	5,596	6,784	6,008
Assets destined to sales	-	-	1,249	-
Judicial deposits	3391	4,226	3,391	4,226
Other accounts receivable	-	-	86	150
Subsidiaries and related companies	193,274	186,711	186,476	184,609
	203,059	196,839	198,062	195,299
PERMANENT ASSETS				
Investments	199,913	94,596	14	14
Fixed assets	29,683	18,201	146,375	76,626
Deferred assets	1,584	-	2,241	-
Total permanent assets	231,180	112,797	148,630	76,640
TOTAL ASSETS	574,366	384,047	488,382	346,476
NET EQUITY (UNSECURED LIABILITIES)				
Paid-in capital	(585,900)	(585,900)	(585,900)	(585,900)

Capital reserves	(28,627)	(28,627)	(28,627)	(28,627)
Revaluation reserve	(43,413)	-	(43,413)	-
Accumulated losses	1,245,152	1,344,288	1,212,633	1,219,483
Total net equity (unsecured liabilities)	587,212	729,761	554,693	604,956
TOTAL ASSETS AND UNSECURED LIABILITIES	1,161,578	1,113,808	1,043,075	951,432

The explanatory notes are an integral part of the financial statements.

	Parent Company		Consolidated	
LIABILITIES	2005	2004	2005	2004
				Reclassified
CURRENT LIABILITIES				
Suppliers	61,737	35,455	62,161	35,460
Salaries and social charges	7,821	16,834	7,915	16,836
Loans	91,177	46,656	91,832	46,656
Tax liabilities	95,942	59,080	97,481	60,585
Provisions for IRPJ and CSLL	27,931	-	27,973	104
Several provisions	32,700	11,734	32,700	11,734
Other accounts payable	21,672	20,626	22,166	20,891
Subsidiaries and related companies	15,661	15,764	15,079	15,079
Contingencies	28,007	26,367	28,525	26,818
	382,648	232,516	385,832	234,163
LONG TERM LIABILITIES				
Suppliers	13,723	22,033	13,723	22,033
Loans	24,427	37,352	24,427	37,352
Tax liabilities	215,010	227,409	215,450	227,887
Other accounts payable	1,067	2,309	1,067	2,310
Subsidiaries and related companies	419,717	494,913	275,226	330,411
Contingencies	104,986	97,276	104,986	97,276
Deferred income tax and social contribution	-	-	22,364	-
	778,930	881,292	657,243	717,269
TOTAL LIABILITIES	1,161,578	1,113,808	1,043,075	951,432

The explanatory notes are an integral part of the financial statements.

CHART 2

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED INCOME STATEMENTS FOR THE FISCAL YEARS ENDED ON DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais, except earnings per 1,000 shares, which are expressed in Brazilian reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
GROSS SALES REVENUE	883,441	621,148	883,788	621,244
Sales deductions	(21,485)	(26,415)	(22,304)	(26,415)
Taxes levied on sales	(212,744)	(146,285)	(212,769)	(147,073)
NET SALES REVENUE	649,212	448,448	648,715	447,756
COST OF PRODUCTS SOLD	(287,075)	(254,292)	(281,747)	(248,979)
GROSS PROFIT	362,137	194,158	366,968	198,777
OPERATING REVENUES (EXPENSES)				
Sales	(214,001)	(148,075)	(213,705)	(146,748)
General and administrative	(65,612)	(29,597)	(76,792)	(28,482)
Management fees	(3,413)	(2,306)	(3,413)	(2,306)
Interest in profits and incomes	(5,613)	(944)	(5,613)	(944)
Other net revenues (expenses)	(8,421)	(56,770)	(8,462)	(65,248)
Equity in earnings' income	(24,231)	16,430	-	-
OPERATING REVENUE BEFORE FINANCIAL REVENUES (EXPENSES)	40,846	(27,106)	58,983	(44,951)
Financial expenses	(121,454)	(106,022)	(114,585)	(101,993)
Financial revenues	4,323	3,352	4,385	3,399
Net monetary and exchange variance	117,463	2,782	85,905	13,939
OPERATING INCOME AFTER FINANCIAL REVENUES (EXPENSES)	41,178	(126,994)	34,688	(129,606)
NON-OPERATING REVENUES (EXPENSES)	(246)	(974)	94	(2,175)
INCOME BEFORE TAXES	40,932	(127,968)	34,782	(131,781)
INCOME TAX AND SOCIAL	(27,931)	(99,908)	(27,932)	(100,010)

CONTRIBUTION				
INCOME BEFORE EXTRAORDINARY ITEMS	13,001	(227,876)	6,850	(231,791)
Extraordinary items	86,135	(255,854)	-	(127,134)
FISCAL YEAR INCOME	99,136	(483,730)	6,850	(358,925)
INCOME PER A THOUSAND SHARES IN THE FINAL CAPITAL OF THE PARENT COMPANY	2,43	(11,87)	0,17	(8,81)

The explanatory notes are an integral part of the financial statements.

CHART 3

BOMBRIL S.A.

INDIVIDUAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNSECURED LIABILITY) FOR THE FISCAL YEARS ENDED ON DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Capital	Capital reserve	Revaluation reserve	Accumulated losses	Total
BALANCES ON DECEMBER 31, 2003	585,900	28,627	-	(860,558)	(246,031)
Fiscal year loss	-	-	-	(483,730)	(483,730)
BALANCES ON DECEMBER 31, 2004	585,900	28,627	-	(1,344,288)	(729,761)
Fiscal year profit	-	-	-	99,136	99,136
Revaluation reserve	-	-	43,413	-	43,413
BALANCES ON DECEMBER 31, 2005	585,900	28,627	43,413	(1,245,152)	(587,212)

The explanatory notes are an integral part of the financial statements.

CHART 4

BOMBRIL S.A.

INDIVIDUAL AND CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE FISCAL YEARS ENDED ON DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais)

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
SOURCE OF FUNDS				
Shareholders':				
Capital subscription	-	-	1	-
Third parties':				
Additional long-term liabilities	-	7,279	-	11,318
Total source of funds		7,279	1	11,318
FINANCIAL RESOURCES				
In operations (see below)	28,191	76,491	29,092	71,105
Fixed assets	15,415	5,238	17,172	8,238
Deferred assets	1,584	-	2,351	-
Additional long-term assets	3,994	8,476	-	18,446
Transfer to current liabilities	37,232	-	36,280	-
Total financial resources	84,416	93,205	84,875	97,780
INCREASE IN THE NET WORKING CAPITAL INSUFFICIENCY	(84,416)	(85,926)	(84,874)	(86,471)
VARIANCE STATEMENTS IN WORKING CAPITAL:				
Current assets:	140,127	74,411	141,590	74,537
Fiscal year ending	74,411	105,593	74,537	106,098
Fiscal year beginning	65,716	(31,182)	67,163	(31,661)
Current liabilities:	382,648	232,516	385,832	234,163
Fiscal year ending	232,518	177,772	234,183	179,253
Fiscal year beginning	(150,132)	(54,744)	(151,660)	(54,910)
INCREASE IN THE NET WORKING CAPITAL INSUFFICIENCY	(64,418)	(85,926)	(84,516)	(86,471)
STATEMENTS OF RESOURCES GENERATED IN (APPLIED ON) SOCIAL OPERATIONS				
Fiscal year profit (loss)	99,136	(483,730)	0,860	(358,925)
Revenues (expenses) that do not affect the working capital:				
Depreciation and amortization	2,953	1,731	10,303	10,680

Monetary and exchange variance on net, long term assets	(87,378)	64,857	(49,255)	48,362
Equity in earnings	24,231	(16,430)	-	
Extraordinary items	(96,135)	256,854	-	127,134
Provisions for losses on fixed assets	4	326	7	338
Provisions for losses with related parties	22	-	-	-
Provisions of deferred, long term income tax and social contribution	-	99,906	-	99,908
Net book value of investments sold	976	993	3,003	3,398
Total applied on the operations	(28,191)	(76,491)	(29,092)	(71,105)

The explanatory notes are an integral part of the financial statements.

EXPLANATORY NOTES TO THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS REGARDING THE YEARS ENDED ON DECEMBER 31, 2005 AND 2004
(Values expressed in R$ thousands, except when otherwise indicated)

1. OPERATIONAL CONTEXT

Bombril S.A. (hereinafter referred to as the "Company"), under judicial management, operates in the hygiene and cleaning industry, manufacturing industrial and domestic consumption products, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, cleaners, softeners and others.

In July 2003, its indirect parent company, Cirio Finanziaria S.p.A. and its direct parent company, Bombril Holding S.A., had the control of Bombril S.A. suspended due to the judicial execution encountered by Newco International Ltd. From July 28, 2003, the judicial manager, appointed pursuant to the judicial usufruct on 100% of the Company's common shares, elected the Board of Directors and the Audit Committee, in the course of the general meetings.

In order to cope with the financial difficulties that the Company has been through in the last periods, the Management has implanted a series of measures for the reestablishment of its economic and financial balance, equity position and needed cash generation. The main steps taken by the Management consist of: re-pricing its products and renegotiation of material costs, with significant recovery of profit margin, restructure programs and stimulated dismissal, which aims at cost reduction, liabilities renegotiation, besides other steps.

2. FINANCIAL STATEMENTS PRESENTATION

a. Parent Company

The financial statements were prepared and are presented in accordance with the accounting practices adopted in Brazil and complementary provisions of the Brazilian Securities Commission – CVM.

b. Consolidated

The consolidated financial statements were prepared in accordance with the financial practices adopted in Brazil.

The balances, intercompany transactions and unearned incomes, net of tax income effects, have been eliminated in the consolidation.

Those consolidated statements presented the account balances and transactions of the Company and the following subsidiaries:

Brilmaq Empreendimentos Imobiliários S.A.

A wholly-owned subsidiary of Bombril S.A., with headquarters in São Bernardo do Campo – SP, has as main activity the purchase, sales, leasing, development and construction of own properties, besides the direct shareholding of 100% in the capital of Bombril Mercosul S.A. and Bombril Overseas Inc., 0.01% of direct shareholding in Pronto S.A. and 99.99% of indirect shareholding in that Company.

Bombril Mercosul S.A.

An indirect wholly-owned subsidiary of Bombril S.A., through the company Brilmaq Empreendimentos Imobiliários S.A., with headquarters in São Bernardo do Campo – SP, the Company has as main activity the assets and properties renting for its indirect parent company, Bombril S.A.

Pronto S.A.

An indirect wholly-owned subsidiary of Bombril S.A., through the company Bombril Mercosul S.A., with holding of 99.99% and through the company Brilmaq Empreendimentos Imobiliários S.A., with holding of 0.01%. Pronto was established on March 7, 2005, with headquarters in Abreu e Lima – PE, and has as main objective the commercialization of cleaning and hygiene products, in a new configuration and brand, aimed at serving the North and Northeast region of Brazil.

Bombril Overseas Inc.

An indirect wholly-owned subsidiary of Bombril S.A., through the company Brilmaq Empreendimentos Imobiliários S.A., established under the laws of the British Virgin Islands, with the social objective of exploring any kind of corporate activity allowed by the legislation of that country. However, its activities as of December 31, 2005 have been suspended.

Pursuant to the accounting records of reconstitution of the subsidiary, Bombril Overseas Inc., the Company's Management has decided to consolidate the respective subsidiary and present again the consolidated financial statements regarding the fiscal year ended on December 31, 2004, which have been presented reclassified, in order to provide better comparability among the fiscal years. The Management has taken the necessary measures as to the original documents and any other business related to that subsidiary.

The financial statements of that wholly-owned subsidiary, as of December 31, 2005 and 2004, have been reestablished and presented, being again an integral part of the Consolidated Balance Sheet. The provision for investment losses, registered in the parent company's balance sheet on December 31, 2004, was reverted in the quarter ended on June 30, 2005.

The financial statements of the subsidiary headquartered overseas are prepared following the accounting practices compatible with the ones adopted by the parent

company and are converted into Brazilian reais at current exchange rates in the year closing date.

Investments in related companies have been accounting by equity basis.

We present the reconciliation among the financial statements of the parent company and the subsidiaries, as follows:

	Net Profit (loss) for the fiscal years ended on December 31:		Net equity as of December 31:	
	2005	2004	2005	2004
		Reclassified		Reclassified
In the parent company	99,136	(483,730)	(587,212)	(729,761)
Unearned incomes (a)	(200)	-	(200)	-
Reversion of the provision for losses on accounts receivable of Bombril Overseas Inc. (b)	22	32,697	32,719	32,697
Reversion of the provision for losses on investment in Bombril Overseas Inc. (c)	(92,108)	92,108	-	92,108
In the consolidated	6,850	(358,925)	(554,693)	604,956

(a) The unearned incomes refer to the parent company's sales to the subsidiary, Pronto S.A., of cleaning and hygiene products.

(b) It refers to the elimination, in the consolidation, of the provision for losses established in the parent company's balance sheet, in the fiscal year ended on December 31, 2004, on the values receivable of the subsidiary, Bombril Overseas Inc.

(c) In 2004, the parent company established the provision for losses on the investment balance of Bombril Overseas Inc. due to the non-presentation of its financial statements. With the representation of the subsidiary's financial statements, the Management decided to consolidate the financial statements of Bombril Overseas Inc. corresponding to the fiscal year ended on December 31, 2004. As result, the said provision for losses was eliminated in the consolidation, reducing the consolidated loss in R$ 92,108. In 2005, the Company reverted the provision for losses with investment, generating an increase in the Parent Company's income, of R$ 92,108.

The consolidated financial statements include the financial statements of Bombril S.A. and subsidiaries, as follows:

Companies	Holding (%)	
	Direct	Indirect
Brilmaq Empreendimentos Imobiliários S.A.	100%	0%
Bombril Mercosul S.A.	0%	100%
Pronto S.A.	0%	100%
Bombril Overseas Inc.	0%	100%

3. SUMMARY OF THE MAIN ACCOUTING PRACTICES

a. Provision for possible loan losses

It was established based on the individual analysis of the receivables, in the amount deemed sufficient for covering possible losses.

b. Inventories

The inventories are showed at medium cost of acquisition or production, inferior to the reposition or realization values.

c. Investments

The investments in subsidiaries and related companies are evaluated by equity basis method. Other investments are registered by the acquisition cost and reduced by the provision for losses necessary to adequate them to the market value.

d. Property, Plant and Equipment

The property, plant and equipment are evaluated by the acquisition cost, added to revaluations and monetarily corrected until December 31, 1995. The depreciations are calculated by the linear method, based on the estimated assets class life.

e. Assets and Liabilities subject to monetary update

Accounts subject to restatement are updated based on the indexes defined legally or in agreement.

f. Transactions in foreign currency

Transactions in foreign currency are accounted by the exchange rate of the transaction's day. Assets or liabilities in foreign currency are converted using the exchange date of the balance sheet's date. The exchange variances are accredited in the income statements as they occur.

g. Any other current assets and long-term assets

Any other current assets and long-term assets are showed at realization or cost values, including the profits earned, when applicable.

h. Loans

Updated based on the monetary and exchange variance, added to the respective charges incurred, until the year closing date.

i. Provision for income tax and social contribution

It is calculated based on the provisions of the current legislation to the applicable rate. Liabilities deferred taxes are accredited on the revaluation of the property, plant and equipment.

j. Provision for contingencies

Provisions for contingencies related to labor, tax, civil, commercial and environmental lawsuits, in the judicial and administrative courts, are established based on legal assessors' opinions, drawn up in the balance sheet's closing date and better estimations of the Management on the likely income of the lawsuits pending in the balance sheet's date.

k. Any other current liabilities and long-term liabilities

Any other current liabilities and long-term liabilities are showed by the known or payable values, added to the respective charges and monetary and exchange variance, when applicable.

l. Estimation use

The financial statements preparation requires the Management to estimate and adopt assumptions related to the reported assets and liabilities, with contingent assets and liabilities in the financial statements' date and with the amounts of revenues and expenses reported in the respective periods. Actual incomes may defer from such estimations.

m. Profit and income interest

The Company maintains a plan for profit and income interest that provides to its employees the right to hold an interest in the income of the Company. Provisions are established for accrediting the employees' interest in the profits and income.

n. Profit (loss) per share

The profit (loss) per share is calculated based on the number of outstanding shares in the balance sheet date.

o. Financial statement of the previous period

The financial statements regarding the fiscal year ended on December 31, 2004 were reclassified for comparison purposes, when applicable.

4. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Trade bills receivable	113,182	71,165	115,865	71,255
Trade bills receivable – related parties	6,271	-	-	-
(-) Discounted trade bills	(46,786)	(36,431)	(46,786)	(36,431)
Total	72,667	34,734	69,079	34,824

In order to cope with the possible loan losses, provisions were established, in the amount of R$ 4,087, as of December 31, 2005 (R$ 4,473 in 2004).

In order to reduce the credit risk, the Company carries out the principled credit analysis of the clients. In the event of default, the Company adopts the procedure of direct collection to the client, outsourcing of collection and in some cases, judicial collection.

5. TAXES RECOVERABLE

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
IRPJ and CSLL recoverable	12,200	7,909	12,721	8,327
ICMS recoverable	1,282	6,700	1,538	6,700
INSS recoverable	-	3,043	-	3,043
Others	103	723	231	730
Total	13,585	18,375	14,490	18,800
Current	7,267	12,779	7,706	12,792
Long term	6,318	5,596	6,784	6,008

6. INVENTORIES

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Finished products	5,308	10,372	6,038	10,372
Products in progress	2,722	924	2,722	924
Raw materials	3,417	2,468	3,417	2,468
Package materials	3,032	2,769	3,032	2,769
Others	128	413	128	413
Total	14,607	16,946	15,337	16,946

7. OTHER ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Credit with suppliers	2,909	1,595	2,909	1,595
Advances to employees	768	1,294	784	1,296
Judicial asset freezing	819	1,429	819	1,429
Others	110	1,068	196	1,217
Total	4,606	5,386	4,708	5,537
Current	4,606	5,386	4,622	5,387
Long term	-	-	86	150

8. PREPAID EXPENSES

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Advertising	23,614	-	27,041	-
Interests on financings	2,568	1,957	2,568	1,957
Others	916	1,016	916	1,018
Total	27,098	2,973	30,525	2,975
Current	27,022	2,667	30,449	2,669
Long term	76	306	76	306

9. SUBSIDIARIES AND RELATED COMPANIES

a. Parent Company

Companies	Assets	Liabilities	Interests and variance	Guarantees	Maturity
Bombril Overseas Inc.	32,719	-	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Bombril Overseas Inc.	-	355,956	See note 12	Cirio Holding S.p.A.	See note 12
Cragnotti & Partners Capital Investment Brasil S.A.	94,156	-	100% of CDI	Cirio Holding S.p.A.	6/30/2003
C & P Overseas Ltd.	183,142	-	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Societá Sportiva Lázio	-	17,843	10% p.a. + Euro variance	There is no guarantee	Automat. renewable
Bombril Mercosul S.A.		46,381	-	There is no guarantee	12/31/2003
Cirio Del Monte N.V.	38,215	-	-	Cirio Finanziaria S.p.A.	7/31/2003
Agropecuaria Cirio Ltda.	-	119	-	There is no guarantee	Indefinite
Bombril Holding S.A.	176,724	-	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Cirio Brasil S.A.	9,449	-	100% of CDI	Bombril Holding S.A.	6/30/2003
Brilmaq Empreendimentos Imobiliários S.A.	2,795	-	-	Cirio Holding S.p.A.	12/31/2003
Pronto S.A.	4,003	-	-	There is no guarantee	Indefinite
Tevere Empr. Constr. S.A.	303	-	-	There is no guarantee	Indefinite
Cirio Finanziaria S.p.A.	-	15,079	Quarterly Libor + 3.2% p.a.	There is no guarantee	11/11/2003
Sub-total	541,506	435,378			
Provision for losses (c)	(348,232)	-			
Total	193,274	435,378			

b. Consolidated

Companies	Assets	Liabilities	Interests and variance	Guarantees	Maturity
C&P Cap. Invest. N.V.	347,287	-	10% p.a.		3/31/2005
Cragnotti & Partners Capital Investment Brasil S.A.	94,156	-	100% of CDI	Cirio Holding S.p.A.	6/30/2003
C & P Overseas Ltd.	920,213	-	100% of CDI (Parent Company) and 10.25% p.a. (Subsidiaries)	Cragnotti & Partners Capital Investment Brasil S.A. (Parent Company)	12/31/2003 (Parent Co.) and 6/30/2006 (Subs.)
Societá Sportiva Lázio		17,843	10% p.a. + Euro variance	There is no guarantee	Automat. Renewable
Cirio Del Monte N.V.	38,215	-	-	Cirio Finanziaria S.p.A.	7/31/2003
Agropecuaria Cirio Ltda.		119	-	There is no guarantee	Indefinite
Bombril Holding S.A.	176,724	-	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Cirio Brasil S.A.	9,449	-	100% of CDI	Bombril Holding S.A.	6/30/2003
Tevere Empr. Constr. S.A.	303	-	-	There is no guarantee	Indefinite
Cirio Finanziaria S.p.A.	-	210,914	Quart. Libor + 3.2% p.a.	There is no guarantee	11/11/2003
Cirio Finanziaria Luxemburgo	-	7,734			
Círio Luxemburgo	-	53,695			
Sub-total	1,586,347	290,305			
Provision for losses (c)	(1,399,871)	-			
Total	186,476	290,305			

c. Provisions for losses of values receivable with related parties

Pursuant to the insolvency state confirmation of Cirio Finanziaria S.p.A. and its parent company, Cirio Holding S.p.A., the Management of Bombril S.A., according to Law no. 6.404/76 in its article 183, item I, and with the CVM Guidance Opinion no. 21, of December 27, 1990, decided to establish the provision as of June 30, 2003, to cope with the eventual losses with the realization of credit rights that the Company has against the Partnership declared insolvent.

Thus, the provisions were established with related parties that do not present condition evidences for its debt settlement, such as Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., Cragnotti & Partners Capital Investment Brasil S.A. and Cirio Del Monte N.V. For the presentation clearness, we also included below the values of the wholly-owned subsidiary, Bombril Overseas Inc.

The Company's Management seeks all legal means to recover the credits against any other parties related, in the amount of R$ 1,432,590. The values per Company are showed as follows:

Companies	Bombril S.A.	Bombril Overseas Inc.
C&P Overseas Ltda.	183,142	737,071
C&P Capital Invest. NV	-	347,287
Cragnotti & Partners Cap. Invest. Brasil S.A.	94,156	-
Bombril Overseas Inc	32,719	-
Cirio Del Monte N.V.	38,215	-
Total	348,232	1,084,358

Provisions for losses on credits with related parties mentioned above were registered.

d. License

Additionally, in order to assure the Company's rights, the Management appointed Italian legal advisors, who arranged the license of credits with related parties in the amount of R$ 110,353, before the Court of Rome, as follows:

Companies	Bombril S.A.
Cragnotti & Partners Cap. Invest. Brasil S.A.	70,462
Cirio Del Monte N.V.	38,215
Brilmaq Empreendimentos Imobiliários S.A.	1,676
Total	110,353

10. INVESTMENTS

a. Investment Values

	Parent Company		Consolidated	
	2005	2004	2005	2004 Reclassified
Brilmaq Empreendimentos Imobiliários S.A.	199,912	25,881	-	-
Bombril Mercosul S.A.	-	68,714	-	-
Pronto S.A.	-	-	-	-
Bombril Overseas Inc.	-	-	-	-
Investment Costs	1	1	14	14
-				
Total	199,913	94,596	14	14

On October 1st, 2005, Bombril S.A. increased its investments in Brilmaq Empreendimentos Imobiliários S.A., a direct wholly-owned subsidiary of Bombril S.A., conferring upont it 100% of its holdings in the companies Bombril Mercosul S.A. and Bombril Overseas Inc.

b. Investment transactions in the parent company

	Balance on 12/31/04	Additions	Equity in earnings	Reversion of provision for losses	Exchange variance	Revaluation reserve	Capital gain (loss)	Balance on 12/31/05
Brilmaq Empreendimentos Imobiliários S.A.	25,881	-	6,046	-	-	43,413	124,572	199,912
Bombril Mercosul S.A.	68,714	-	(2,601)	-	-	-	(66,113)	-
Bombril Overseas Inc.	-	-	(27,676)	92,108	(5,974)	-	(58,458)	-
Pronto S.A.	-	1		-	-	-	(1)	-
Other investments	1	-	-	-	-	-	-	1
	94,596	1	(24,231)	92,108	(5,974)	43,413	-	199,913

c. Information related to the direct and indirect subsidiaries

					2005			2004
	Capital	Holding in the Capital	Net Equity	Fiscal Year Profit (loss)	Equity in Earnings	Net Equity	Fiscal year Profit (loss)	Equity in earnings
Brilmaq Empreendimento Imobiliários S.A.	160,329	100%	199,912	6,046	6,046	25,881	(1,074)	(1,074)
Bombril Mercosul S.A.	101,375	100%	136,222	(5,747)	(2,601)	98,557	(2,210)	(1,541)
Bombril Overseas Inc.	859,036	100%	67,937	(18,198)	(27,676)	160,707	19,045	19,045
Pronto S.A.	1	100%	(3,070)	(3,071)	-	-	-	-
	1,120,741	-	401,001	(20,970)	(24,231)	285,145	15,761	16,430

11. PROPERTY, PLANT AND EQUIPMENT

a. Parent Company

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	2005 Net	2004 Net
Buildings and improvements in lands	2 to 4	248	(34)	214	224
Facilities	10	2,419	(495)	1,924	-
Machinery and equipment	4 to 33	12,748	(3,839)	8,909	6,673
Furniture and fixtures	10	1,018	(434)	584	-
Vehicles	20	563	(392)	171	423
Data processing equipment	20	1,498	(1,014)	484	361
Software	20	1,980	(539)	1,441	621
Brands and patents	10	1,684	(335)	1,349	1,263
Purchase of equipment in progress		13,793	-	13,793	5,493
Other assets	0 to 33	840	(26)	814	3,143
Total		36,791	(7,108)	29,683	18,201

b. Consolidated

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	2005 Net	2004 Net
					Reclassified
Lands		15,143	-	15,143	15,143
Buildings and improvements in lands	2 to 4	49,394	(5,294)	44,100	27,590
Facilities	10	8,731	(4,767)	3,964	-
Machinery and equipment	4 to 33	101,552	(41,506)	60,046	23,126
Furniture and fixtures	10	5,952	(3,686)	2,266	-
Vehicles	20	2,459	(917)	1,542	428
Data processing equipment	20	5,681	(4,436)	1,245	391
Software	20	15,717	(14,071)	1,646	631
Brands and patents	10	2,032	(439)	1,593	1,541
Purchase of equipment in progress		14,017	-	14,017	5,493
Other assets	0 to 33	849	(36)	813	2,283
Total		221,527	(75,152)	146,375	76,626

On December 31, 2005, the subsidiary, Bombril Mercosul S.A., accounted revaluations of lands and buildings, machinery and equipment, hardware and software, furniture and fixtures and vehicles, in the amount of R$ 65,777. The revaluated assets are supported by evaluation technical reports, performed by independent specialized companies, and the depreciation rates of the revaluated assets were determined based on the estimated asset class life.

12. LOANS

a. Composition

	Average Annual Charges %	Parent Company 2005	Parent Company 2004	Consolidated 2005	Consolidated 2004 Reclassified
In foreign currency: *Guaranteed Note Program * (*)	8 to 9.25	25,545	37,429	25,545	37,429
In local currency: Loans for Working Capital	50.7	90,059	46,579	90,714	46,579
Total		115,604	84,008	116,259	84,008
Current		91,177	46,656	91,832	46,656
Long-term		24,427	37,352	24,427	37,352

(*) Eurobonds

As the minutes of the meeting of the staff of officers of February 5, 1999, a program by the name of "Euro 200.000 guaranteed note program" was unanimously passed for the issuance of notes overseas with indefinite term, with the Italy-based company, Cirio Holding S.p.A., acting as the guarantor, and Bozano Simonsen Limited as arranger and lead manager.

With a guaranteed and authorized total of € 200 million, two tranches of notes were issued. On February 18, 1999, the first tranche (Series 1) was issued in the amount of € 40 million, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of € 60 million, with rate of 9.25% per year and maturity on May 27, 2007.

From the two note issuances total, approximately 94% of Series 1 and 91% of Series 2 are in the hands of the subsidiary Bombril Overseas Inc., whose custody transfer process is ongoing. On March 3, 2005, through judicial order overseas, the attachment of securities to Bombril Overseas Inc. was determined to the current custodian (BNP Paribás). As to the definite ownership of those securities, the Company's Management will study alternatives with the objective of equalizing the bond with its subsidiary.

In March 2004, the Company presented to the investors of the Notes Series 1 the following renegotiation proposals:

- Extension of the principal value payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interests in 12 half-yearly installments, from August 2005, with an additional 1% of interest described in the agreement, exclusively for the period between February 2004 and February 2005.

- The interest assessment ceases in February 2007, notwithstanding the extension of the settlement term of the principal value.

- Elimination of the put option clause.

The renegotiation proposal obtained approval of the investors of Notes Series 1 (€ 40 million), on March 30, 2004. In that series, the securities in hands of the subsidiary, Bombril Overseas Inc. totalized € 37,5 million, and the remaining are in the market's possession, in the amount of € 2,5 million.

In April 2004, the Company presented to the investors of the Notes Series 2 the renegotiation proposal, as described below:

- Extension of the principal value payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interests in 13 half-yearly installments, from May 2005, with an additional 1% of interest described in the agreement, exclusively for the period between May 2004 and May 2005.

- The interest assessment ceases in May 2007, notwithstanding the extension of the settlement term of the principal value.

The renegotiation proposal obtained approval of the investors of Notes Series 2 (€ 60 million), on April 27, 2004. In that series, the securities in hands of the subsidiary, Bombril Overseas Inc. totalized € 54,7 million, and the remaining are in the market's possession, in the amount of € 5,3 million.

b. Guarantees

The loans in local currency are guaranteed by future sales receivables, accounts receivable and products pledge.

13. SUPPLIERS

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Suppliers	49,320	35,455	49,744	35,460
Suppliers – renegotiation (a)	26,140	22,033	26,140	22,033
Total	75,460	57,488	75,884	57,493
Current	61,737	35,455	62,161	35,460
Long term	13,723	22,033	13,723	22,033

(a) In the fiscal year ended on December 31, 2003, the Company renegotiated with its suppliers the debt existing in that period, for monthly payments within up to 60 months with financial charges inferior to the market. That agreement has been regularly met.

14. DIVERSE PROVISIONS

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Advertising	24,085	3,878	24,085	3,878
Freight	2,531	1,829	2,531	1,829
Profits and income holding	4,698	884	4,698	884
Payroll	450	4,637	450	4,637
Others	936	506	936	506
Total	32,700	11,734	32,700	11,734

15. TAX LIABILITIES

a. Parent Company

	Current Liability		Long-term Liability	
	2005	2004	2005	2004
PAES - Special Plan for Payment in Installments (*)	19,225	14,165	206,187	215,380
Payment in Installments – Others	10,810	15,807	4,463	7,603
Taxes and charges payable	65,907	29,108	4,360	4,426
Total	95,942	59,080	215,010	227,409

b. Consolidated

	Current Liability		Long-term Liability	
	2005	2004	2005	2004
		Reclassified		Reclassified
PAES - Special Plan for Payment in Installments (*)	19,286	14,200	206,581	215,817
Payment in Installments – Others	10,810	15,807	4,463	7,602
Taxes and charges payable	67,385	30,578	4,406	4,468
Total	97,481	60,585	215,450	227,887

(*) Special Plan for Payment in Installments – PAES

The Company performed the option of Special Plan for Payment in Installments – PAES, established by the Federal Government under Law no. 10.684, of May 31, 2003, which is destined to promote the regulation of tax and social security debts with maturities up to February 28, 2003, whose performance occurred on July 31, 2003, upon the PAES Declaration delivery.

The Company opted for the payment in 180 monthly installments, added to interests corresponding the monthly variance of the Long Term Interest Rate – TJLP. The debts presented for consolidation have been paid since July 2003. Those debt installments, payable up to December 31, 2005, totalize R$ 40,147, in the Parent Company and R$ 40,251 in the Consolidated.

In the debt consolidation informed by the Brazilian Federal Revenue Service – SRF and the Brazilian Institute of Social Security – INSS, they were declared by superior amounts to the amount entered by the Company in the Special Plan for Payment in Installments – PAES, previously mentioned. The Company's Management has been proceeding to the conciliation of consolidated balances by SRF and INSS and does not expect such fact to generate significant effects in the financial statements.

Notwithstanding the PAES values have not been ratified until the presentation date of those financial statements, the declared debt was accounted and classified

assuming the settlement terms established in the program, expecting a satisfactory solution for that matter.

The balances for social charges and taxes payment in installments as of December 31, 2005 include interest of 1% per month, incurred until the date and, for some cases, Special Settlement and Custody System – SELIC.

16. CONTINGENCIES

The Company and its subsidiaries, in the normal course of its activities, are subject to lawsuits of tax, labor, civil and environmental nature. The Company, supported in its legal assessors' opinion and, when applicable, based on specific opinions issued by experts in the same date, evaluates the conclusion expectation of the ongoing processes and determines the need or not of establishing provision for contingencies.

On December 31, 2005, the amount of R$ 132,993 (parent company) and R$ 133,511 (consolidated) is provisioned, which, in the Management's opinion, based on its legal assessors' opinion, drawn up on December 31, 2005, is enough to cope with the losses expected for the ongoing processes conclusion.

	Parent Company		Consolidated	
	2005	2004	2005	2004
				Reclassified
Labor Contingency	10,241	13,579	10,759	14,030
Tax Contingency	108,366	100,176	108,366	100,176
Civil Contingency	14,386	9,888	14,386	9,888
Total	132,993	123,643	133,511	124,094
Current	28,007	26,367	28,525	26,818
Long term	104,986	97,276	104,986	97,276

Labor Contingencies

On December 31, 2005, the Company was exposed to labor lawsuits, with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the legal assessors of the Company and on the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 10,241 (R$ 13,579 in 2004) is considered sufficient by the Management to cope with the expected losses.

Civil Contingencies

On December 31, 2005, the Company was exposed to civil lawsuits with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the legal assessors of the Company and on the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 14,386 (R$

9,888 in 2004) is considered sufficient by the Management to cope with the expected losses.

Tax Contingencies

The Company has been managerially and judicially questioning the constitutionality of the nature, calculus basis, rate changes and expansion of the calculus basis of some taxes, charges and social contributions, with the intention of assuring the non-receipt or recovery of past payments. The Company obtained preliminary order not to collect or recover payments of taxes and charges and social contributions, in the amount of R$ 108,366 (R$ 100,176 in 2004), monetarily updated by SELIC. The values of non-paid taxes, based on preliminary judicial orders, are provisioned and updated until a final order is obtained. The main ongoing process of fiscal nature is the following:

a. Excise Tax – IPI

   The Company obtained restraining order securing the IPI credit right by the acquisitions of exempt raw material or subject to zero rate. The cleared amount of those credits with installments matured or to mature of the same tax, updated by SELIC up to December 31, 2005, is R$ 85,566 (R$ 78,208 in 2004).

Additionally, the Company is subject to lawsuits of tax, labor, civil and environmental nature in several phases of the process stage. Those lawsuits determine a maximum risk of R$ 3,177,076. The success likelihood in those lawsuits was considered by the legal assessors as possible and, based on that opinion, the Company decided not to establish provision for contingencies for the said lawsuits.

The natures of the main lawsuits are the following:

- Securities Purchase and Sales

  Tax assessment notice drawn up by the Brazilian Federal Revenue in 2004 and 2005 in the amount of R$ 2,532,869, regarding the withholding income tax levied on sales and purchase operations of securities issued overseas (T-Bills, T-Bonds, Argentine Global Bonds etc.) made between the years 1998 and 2000.

- Taxation on the Parent Company's Profits Overseas

  The Company, on April 22, 2003, filed a writ of mandamus with a petition seeking a preliminary order, such document judicially discusses the constitutionality of the Provisory Measure 2158-35/01 and IN 213/02, that discipline the taxation of Corporate Income Tax (IRPJ) and Social Security Tax on Net Profit (CSLL) on the profits of the subsidiary, Bombril Overseas Inc., such profits made and reached by the regulation since the fiscal year 1996. The estimated amount is R$ 120,134, if only considered the income accumulated until the fiscal year 2002, and R$ 508,679, if considered the total equity in earnings, which includes gain installment of exchange variance.

17. NET EQUITY

a. Authorized capital

The authorized capital is divided into 60,000 thousand shares, being 20,000 thousand common shares and 40,000 thousand preferred shares.

b. Subscribed and paid-in capital

The Special General Meeting of April 25, 2005 passed the grouping of issuing common and preferred shares of the Company in the proportion of 1,000 shares to 1 share of the respective kind. The total of 40,754,001,774 registered shares, without par value, being 15,395,299,000 common shares and 25,358,702,774 preferred shares, were converted into 40,754,002 registered shares, without par value, being 15,395,299 common shares and 25,358,703 preferred shares.

On December 31, 2005, the subscribed and paid-in capital is divided into 40,754,002 shares, being 15,395,299 common shares and 25,358,703 preferred shares.

The preferred shares has no voting right, but they have the preference right in the receipt of minimum dividends and guarantee of a dividend 10% superior to the dividend paid to holders of common shares. For shares of any kind, a minimum dividend of 25% of the net profit for the fiscal year is guaranteed, adjusted under the legislation in effect.

c. American Depositary Receipts Program

On June 6, 1994, the level 1 "American Depositary Receipts" (ADR) program was initiated, approved by the Securities Exchange Commission (SEC) of the United States of America, the Brazilian Securities Commission (CVM) and the Brazilian Central Bank. That program confers upon holders of preferred shares of Bombril S.A. the right to deposit their shares under custody in Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts (ADR) in New York.

As of December 31, 2005, 637,189 thousand preferred shares, which are equivalent to 589,489 ADRs, are deposited with the Bank of New York, representing 1.56% of the total capital.

d. Revaluation reserve

As mentioned in the explanatory note no. 11, the Company has registered reflex revaluation reserve of the subsidiary Bombril Mercosul S.A., net of taxes, in the amount of R$ 43,413.

18. FINANCIAL EXPENSES

	Parent Company		Consolidated	
	2005	2004	2005	2004 Reclassified
Interest on loans	47,436	26,786	47,512	33,743
Interest on eurobonds	26,182	36,470	2,095	2,918
Interest on loan operations	943	1,117	17,750	23,516
Interest on taxes overdue and in installments	39,452	35,938	39,778	36,092
Banking charges	7,441	5,711	7,450	5,724
Total	121,454	106,022	114,585	101,993

19. INSURANCE

As of December 31, 2005, the Company has insurance coverage against fire and diverse risks for its assets, for values deemed sufficient by the Company's Management for the coverage of operating risk potentials.

20. RESPONSABILITIES AND LIABILITIES

As a guarantee of the ongoing lawsuits, product supply agreements, commercial lease and related companies' liabilities, mortgages (all types), sureties, pledge, escrow and guarantees were offered, in the amount of R$ 224,790.

21. FINANCIAL INSTRUMENT

As of December 31, 2005, the Company had the following financial instruments:

1. Cash equivalents, accounts receivable and loans:

   The accounted values are close to the realizable values.

2. Investments:

   Consist mainly of subsidiaries and related companies, registered by the equity basis method, which have strategic interest for the Company's operations. Market value considerations are not applicable.

As of December 31, 2005, the Company did not have financial derivative instruments.

* * *

Board's Report

Dear Shareholders,

Bombril has changed. It is better, stronger, more competitive. It has reorganized on its grounding, has come back on track regarding its commitments, earned prestige and began the way back to the credibility environment.

In July 2003, time of bringing a judicial management system, few believed the enterprise started then would be successful. After facing the most delicate moment of a history that is close to completing 60 years, Bombril reappeared in 2005 with the strength of 1,001 lives.

Last year was the milestone between a recent past of agony and a promising future, to be built, step by step, but already with solid bases grounded. It was the turning point for Bombril, not only regarding the results obtained in the operations and businesses – which were exceptional, anyway, if we think about the adverse conditions of the last three years, but, above all, because last year was the period in which the company went back to being the main engine of its own trajectory.

It was in 2005 that the reconstruction process of the Company could, finally, be accelerated, in the event of fundamental changes in the Board of Directors, among them, the consolidation of a professionalized structure.

Optimal in essence, the 2005 results are still somewhat contaminated by the company's recent past. Despite the recovery in almost all areas, Bombril still needs to complete the financial restructuring process. The definitive economic stability becomes, therefore, a great priority for 2006. In addition to that, the Company follows with calm the outcome, in the Justice, of the matters involving the definition of its shareholding control.

From the union of revenues increase and cost reduction, a lever was created for the achievement of the main mission of the current management: to create value among the shareholders. Add to that all the work performed for the reduction of the risks to the investors and the initiatives aimed at institutionalizing the transparence as precept of our corporate governance.

The year of 2005 shall remain in everyone's memory. What has been done in that year was to defeat the crisis, correct routes, achieve results, and, most importantly: outline the future. This decision of performing in a development model combining executive transparence, economical development and social responsibility shall continue to require an enormous effort of the management, as occurred in 2005. According to these results, Bombril will shine as one of the best places to work in, produce, generate results, and contribute to Brazil's progress.

BOMBRIL'S PROFILE

With 58 years of existence, Bombril S.A. maintains itself as an unmatched icon in the segment of cleaning products in Brazil. Through the years, the evolution of the productive profile and the appearance of new consumer demands, Bombril was made Company of complete cleaning solutions. Admired and respected by the consumer, with whom it built a deep identification that went through decades, the company performs in 16 products categories, including steel wool, steel straw, synthetic sponges, detergents, bar soaps, saponaceous, disinfectants, cleaners, softeners, clothes washing liquids, clothes ironing facilitators, perfumed sachets and environment de-odorants. Its eight brands account for a portfolio of 124 items.

The company is an absolute leader in various segments it performs in, competing in highly competitive markets, such as the steel wool sponge, in which the Bom Bril product, its greatest symbol, holds a 70% market share. The company also holds the first position in the segment of saponaceous, with Sapólio Radium, brand responsible for the sale of seven of each ten products of this kind in Brazil. Bombril is also in the first position in the disinfectants branch, thanks to the performance of Pinho Bril and Kalipto.

Thanks to the performance of Mon Bijou, the Company holds the second place in the clothes softeners category, a segment of strong growth potential in the Country. By the way, Mon Bijou is the only brand available in the points of sale with products for all steps of care with clothes, performing in the segments of clothes washing liquids, softener, ironing facilitator and perfumed sachet for drawers and closets.

With Limpol, Bombril is also a vice-leader in the detergents sector, a segment of strong concentration, in which three competitors are responsible for over 70% of the marketed volume. In 2005, Limpol began exhibiting its signature in a bar soap line, a product of strong acceptance in the Southeastern and Northeastern regions. Bombril also counts on a complete line of cleaning products aimed at the consumers of the Northern and Northeastern regions. It is the Pronto line, comprised of six versions of disinfectants, three softeners, four liquid dishwashing detergents, three bar soaps, and one dust clothes washing detergent. The presentation of the new brand was preceded by researches in points of sale of nine States about preferences and needs of the consumers.

In order to carry out all this work, the Company has three industrial complexes: the units Anchieta, in São Bernardo do Campo (SP), Abreu e Lima (PE), and Sete Lagoas (MG), re-opened in October 2005, after ten months of interruption in its activities. Together, these units manufacture, annually, approximately 234 thousand tons of products, a result of the work of approximately 1,700 employees.

Once the industrial activity is finished, the Bombril brands are forwarded to 2,270 points of sale throughout the Country, which makes the Company present in 88% of the Brazilian households.

CORPORATE GOVERNANCE AND RELATIONSHIP WITH THE INVESTORS

Transparence was the fundamental value in the conduction of Bombril's corporate governance practice in 2005. Submitted to the judicial administration regime since July 2003, the Company intensified the conversations with all publics of its influence area – from customers and partners, to employees and capital market institutions. The goal was to reinforce the social binds of the Company, through the systematic availability of information and data about the results, management and evolution of the businesses, in addition to operational development and initiatives related to the performance of the brands, in a rendering of accounts that allowed shareholders, investors and general public to follow the corporative progress.

One of the main manifestations of good corporate governance was to resume the communication with the financial market, after almost eight years of interruption. Throughout the year, Bombril promoted a series of meetings with professionals of Associação dos Analistas de Investimento e do Mercado de Capitais [Association of Capital Market and Investment Analysts] (Apimec), in which it presented and discussed its main indicators. Also, the contacts with agencies such as Associação Brasileira das Companhias Abertas [Brazilian Publicly Traded Companies Association] (Abrasca), Instituto Brasileiro de Relações com Investidores [Brazilian Investors Relations Institute] (IBRI) and Instituto Brasileiro de Governança Corporativa [Brazilian Corporate Governance Institute] (IBGC) have been intensified.

In 2005, the policies of offering information to the market gained a new instrument, with the creation of Departamento de Mercado de Capitais [Capital Market Department]. The initiative reinvigorated the relationship of Bombril with Bolsa de Valores do Estado de São Paulo [São Paulo Stock Exchange] (Bovespa) and Comissão de Valores Mobiliários [Brazilian Securities Commission] (CVM), in addition to investors, analysts and brokers.

In order to expand the communication potential with shareholders, an area dedicated to the presentation of information to the investors, such as financial statements, minutes of meetings and news about the Company, disclosed by the press, was created in the Bombril website (www.bombril.com.br), containing a channel of interactivity with the public.

ECONOMICAL-FINANCIAL RESULTS

EBITDA AND NET REVENUE – 2003 to 2005


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Bombril's economical-financial performance in 2005 represented a milestone in the recent trajectory of the company and awarded the internal restructuring effort, performed in all areas of the organization.

After going through a period of great difficulties regarding the ability to pay liabilities with suppliers, access to bank credit and generation of day-to-day resources, Bombril recovered the autonomy to manage the businesses and operations without insolvency threat.

The economic stabilization process undertaken, with finances reorganization, the renegotiation of the debts and the recovery of the productive power, allowed the main performance-measuring instruments to point to a tranquility and growth horizon.

In 2005, the gross income, for instance, totaled R$ 883 million, a superior mark in 42% in relation to the one of 2004, and 76% above the one obtained in 2003. The cash generation measured by the EBITDA concept has also proved to be an important indicator of the new phase experienced by the Company, reaching R$ 107 million. In order to have an idea of the relevance of such data, it is enough to remember that, in 2004, the cash generation was R$ 28 million, and, in 2003, R$ 1 million.

This achievement is due to, in a great part, the execution of a consistent policy of cost reduction, improvement in internal procedures and improvement of the productive activity and in the commercial performance.

The continuity in the financial sanitation process was one of the priorities in 2005. Throughout the year, the Company completed the work of debts restructuring, particularly regarding the short-term debts and the costs of the interests on working capital. Aiming at the significant dependence of very short-term operations, performed by fomentation institutions, which demanded a great effort of the organization and imposed an elevated financial cost to its activities, Bombril dedicated to search alternatives that offered greater safety and lesser pressure to the day-to-day operations. The success of this enterprise can already be felt by the current ranking of the financial

institutions with which Bombril operates, and the perspectives of new progresses in this line are getting more promising.

COMMERCIAL PERFORMANCE

2003 TO 2005 SALES EVOLUTION


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The Company, in 2005, put into practice an action plan aimed at achieving three strategic goals:

- Harmonizing the performance of the three distribution channels of the company (wholesale, big retail and medium retail).
- Recovering the prestige of the Bombril product brands, and, as a consequence, regain significant shares of the national market.
- Reestablish the profitability of the company.

The goals have been fully achieved. In 2005, the Company put in the market 241 thousand tons of cleaning products, approximately 15% more than in the previous year, within a better equation of its distribution channels. The highlight was Limpol, with 110 thousand tons sold. The steel wool, main product of the company, showed vitality, maintaining the market leadership, with 22 thousand tons marketed. This result was significant, both due to the recovery of the prestige of its main brands, and to the fact that, in addition to selling more, the margins have been even better due to a prices realignment policy.

Actions such as the modernization of the commercial structure, the renegotiation of agreements with clients, strengthening of partnerships with the distribution chain, actions in the points of sale, support to the sales force, in addition to a strong resume of the investments in Advertising and Promotion, constituted in strong support points to the consecution of the goals traced.

Last year, Bombril's brands remained among the favorites of the public, despite the interruption of the investments in advertising communications and marketing actions between 2003 and 2004. Once this investment contention period was overcome, the

company searched to reposition its greatest sales volume, profitability and contribution margin in the business. For that, it set as a priority to revitalize the image of Limpol ("Our Detergent") and Mon Bijou ("Squeeze me, smell me, call me Mon Bijou") strategic brands and strong campaigns to the products that have been harmed the most by the Bombril's absence of almost three years from the advertising media.

Bombril also advanced in the effort of reinforcing the condition of leadership of Bom Bril and Sapólio Radium, holders of about 70% share in their segments. Another important initiative was to open a performance front aimed at the occupation of new spaces of the market, with the creation of the Pronto line for the Northern and Northeastern regions.

Bombril products began to occupy in 2005 a place of highlight in the main podiums of sportive awards in the Country, thanks to the development of an innovative marketing project. It is the program "Mulheres que fazem o Brasil Brilhar" [Women that make Brazil shine], one of the most comprehensive initiatives of acknowledgement and incentive to women's sport already developed in the Country. Launched in March, the program aims at contributing for the Brazilian delegation to conquer, at least, 80 medals in the Rio de Janeiro Games in 2007, two-fold the total obtained in the Santo Domingo competition, held in 2003.

The results obtained throughout 2005, both in the sportive field and in image return for the brands, more than justify the decision of the Company. Since its creation, athletes bound to "Mulheres" have obtained more than 100 medals in national and international competitions, including worldwide titles, in addition to important public acknowledgements.

STEP AHEAD IN THE SUPPLY CHAIN AREA

The organizational reform of the operation area undertaken in 2005 includes the creation of a structure that reveals the new understanding of Bombril regarding the sectors that generate value to its industrial activities. The new structure embraced the sectors that compound the Company's supply chain: Supplies, Industrial, Distribution and Logistics.

The new structure thus appeared with the great responsibility of organizing and synchronizing the sales, planning and production efforts of the three textile and products storage and distribution units for final clients and consumers. The creation objective of that structure was to enable the increase of production, productivity and yield of Bombril as harmonic as possible.

The fact that the current management first phase was marked by the adoption of hard measures, towards the full reform of the business model, forced Bombril to decrease the industrial activity, reducing by half the production volume.

In general terms, in 2005, the company's global production (steel wool plus chemical products as softeners, detergents, disinfectants, saponaceous and cleaners) grew 12% regarding 2004, going up from 209 thousand tons to 234 thousand tons.

In the individual evaluation of the products, the highlight was the detergent line (increase of 39% in the manufactured volumes) and Pronto Line, launched in that period.

The productive evolution process of Bombril gets even more relevance when the performance registered by the company in January and December 2005 (9,864 tons and 19,385 tons manufactured, respectively) is observed. That reveals an expansion of 96.5% in the volume produced from the first to the last month of the year, which required the resumption of the three working shifts in the units of São Bernardo do Campo and Abreu e Lima and the return of Sete Lagoas' plant to operations.

Bombril's investment in the renovation of its industrial complex in 2005 totalized approximately R$ 13.5 million, 96% more than the values applied in the previous year. A significant part of the resources favored especially the industrial infrastructure, whose recovery process includes adequacy works of storage plants and units and the implementation of new management programs of logistics and transportation.

Besides the Sete Lagoas' plant reopening and the performance of improvements in Abreu e Lima's plant, several modern initiatives had a place in São Bernardo do Campo's plant.

The technological innovations in logistics have enabled the Supply area (link of the Supply Chain that joins production and suppliers) to improve the cost-benefit relation for Bombril, from negotiations in more profitable conditions in the costs of freights, paletts movement and input purchase.

One of the most significant industrial conquests reached in the year was the Sete Lagoas' plant reopening, deactivated in the beginning of the year, when the steel wool line transfer to São Bernardo do Campo occurred. The Sete Lagoas' unit was then totally remodeled in its infrastructure and, in October, resumed its activities, assuming the responsibility for the Brazilian production of Sapólio Radium line.

The Pronto line launch, in June, radically transformed the Abreu e Lima's unit overview. Before the production areas used to be idle, currently they operate in full. Until the year ending, 30 new employees were added to the 376 plant collaborators.

PERSONNEL MANAGEMENT

Bombril walks in safe paces in order to become one of the best places to work in the Country. The Company knows that, in order to reach that condition, many advances still need to be consolidated. However, what happened in 2005 was the beginning of the transformation of that dream in reality, with the performance of concrete actions towards a major change in the personnel management policy.

The new structure of Human Resources has benefited especially a strategic value objective for Bombril: the professional qualification and growth of its collaborators. For such, the program "Nossa Gente: Construindo Nosso Futuro" [Our People: Constructing Our Future] was created, with the objective of implementing a new corporate policy for matters like salaries and charges plan, development, performance evaluation and career management.

Throughout all the reappreciation work of the professional development concepts, Bombril continued the policy for collaborator improvements. Over the year, 152 types of training were developed, totalizing 8 thousand hours of training.

In 2005, facing the need of deepen its internal reorganization, the Company opted to create a Program for Accelerated Lay-off (PDI), which counted on the collaboration of a specialized advisory company. As part of that initiative, Bombril set up the program "Prosseguir" [Carry on], aimed at helping the heedless collaborators to replace themselves in the market or find job and income alternatives through own business or autonomous work. "Prosseguir" has effectively contributed to reduce the restructuring impact of the personnel chart. From the total 325 people who joined the program, 81% found new job opportunities outside Bombril.

During 2005, the relationship with union representatives was strengthened by the prevalence of transparence and respect. The seek for balance between what the workers wish and the company's possibilities was permanent agenda of the negotiations and meetings. Over the year, all agreements necessary to meet the production pace were drawn up, guaranteeing the collaborators' satisfaction.

The transformation set of 2005 has reflected positively in the perception of the employees regarding the Company's situation and its perspectives for the future. The economic recovery, productive growth, brand strengthening and actions aimed at the

improvement of infrastructure and work conditions have completely changed the quality of the professional scenario.

FINAL CONSIDERATIONS

We would like to thank the Shareholders and the Judicial Management for the support and trust to the current management, in the objective of replacing Bombril in a highlight position in the sector it operates.

In addition, we would like to thank our employees, clients, suppliers and financial institutions for the trust relied upon the new management.

São Bernardo do Campo, March 27, 2006.